Everywhere It Matters.


ECOLAB

ANNUAL REPORT 2009

Description of Business

Ecolab is the global leader in the development, manufacture and sales and service of products that clean, sanitize, and promote food safety and infection prevention.

Founded in 1923 and headquartered in St. Paul, Minn., the company serves customers in more than 160 countries across North America, Europe, Asia Pacific, Latin America, the Middle East and Africa. Employing a global workforce of more than 26,000 associates, Ecolab delivers comprehensive cleaning and sanitizing programs and services to meet the unique needs of customers in the foodservice, food and beverage processing, hospitality, healthcare, government and education, retail, textile care, commercial facilities management and vehicle wash sectors.

Ecolab is committed to supporting customers worldwide with professional, personalized service. Our more than 14,000 sales-and-service associates comprise the industry's largest and best-trained direct sales-and-service force. These product and service professionals are dedicated to assisting customers as they meet a full range of cleaning and sanitizing challenges. For more information, visit www.ecolab.com or call 1.800.2.ECOLAB.

Ecolab common stock is traded on the New York Stock Exchange under the symbol ECL. Ecolab news releases and other selected investor information are available at www.ecolab.com.

Customer Segments

Full service restaurants
Quick service restaurants
Hotels
Food retail
Schools
Colleges and universities
Laundries and textile rental
Hospitals
Nursing homes
Other healthcare facilities
Dairy farms and plants
Food, beverage and brewery plants
Pharmaceutical facilities
Office buildings
Shopping malls
Movie theaters
Convenience stores
Recreational facilities
Health clubs
Government facilities
Amusement parks
Building service contractors
Cruise lines
Airlines
Vehicle care and car washes
Light manufacturing industries

Markets Served

United States
Europe/Middle East/Africa
Asia Pacific
Canada
Latin America

Forward-Looking Statements and Risk Factors

We refer readers to the company's disclosure entitled "Forward-Looking Statements and Risk Factors," which is located on page 32 of this Annual Report.

Business Mix 2009

Percent of Total Sales


Textile Care 1%
Vehicle Care 1%
GCS Service 2%
Healthcare 4%
5%
Pest Elimination 6%
Food & Beverage 9%
Institutional 25%
3%
4% Latin America
9% Asia Pacific
31% Middle East Africa
United States
International

Sales-and-Service Associates

December	2007	2008	2009
Institutional	3,500	3,580	3,320
Pest Elimination	2,025	2,075	2,015
Food & Beverage	560	585	590
Kay	405	440	475
GCS Service	495	450	410
Healthcare	125	120	125
Vehicle Care	105	95	90
Textile Care	90	80	80
United States	7,305	7,425	7,105
Europe/Middle East/Africa	4,005	4,010	4,045
Asia Pacific	1,570	1,725	1,810
Latin America	840	880	915
Canada	390	405	415
International	6,805	7,020	7,185
TOTAL ECOLAB	14,110	14,445	14,290

Financial Highlights

Millions, Except Per Share

	2009	2008	2007	PERCENTAGE CHANGE 2009	PERCENTAGE CHANGE 2008
Net Sales	$5,900.6	$6,137.5	$5,469.6	(4)%	12 %
Net Income Attributable to Ecolab	417.3	448.1	427.2	(7)	5
Percent of Sales	7.1 %	7.3 %	7.8 %		
Diluted Net Income Attributable to Ecolab per Common Share	1.74	1.80	1.70	(3)	6
Diluted Weighted-Average Common Shares Outstanding	239.9	249.3	251.8	(4)	(1)
Cash Dividends Declared per Common Share	0.5750	0.5300	0.4750	8	12
Cash Provided by Operating Activities	695.0	753.2	797.6	(8)	(6)
Capital Expenditures	252.5	326.7	306.5	(23)	7
Ecolab Shareholders' Equity	2,000.9	1,571.6	1,935.7	27	(19)
Return on Beginning Equity	26.6 %	23.1 %	25.4 %		
Total Debt	967.3	1,138.2	1,003.4	(15)	13
Total Debt to Capitalization	32.5 %	41.9 %	34.1 %		
Total Assets	$5,020.9	$4,756.9	$4,722.8	6 %	1 %

Ecolab Stock Performance Comparison



$55
$50
$45
$40
$35
$30
$25
ECOLAB STOCK PRICE
1.6
1.5
1.4
1.3
1.2
1.1
1.0
0.9
0.8
0.7
ECOLAB S&P 500 INDICES
4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
2006 2007 2008 2009
Ecolab Stock Price
Ecolab Stock Price Index
S&P 500 Index

Ecolab Stock Performance

	2007		2008		2009	
QUARTER	LOW	HIGH	LOW	HIGH	LOW	HIGH
First	$37.01	$45.37	$42.52	$52.35	$29.27	$36.78
Second	41.12	44.79	42.89	48.91	34.11	40.04
Third	39.01	47.59	42.00	52.16	36.89	47.88
Fourth	44.82	52.78	29.56	49.99	43.39	46.89

COVER: Everywhere It Matters

It matters to Ecolab that the world becomes a cleaner, safer, healthier place. It matters that our products and services solve today's problems - and anticipate future challenges. It matters that we are able to serve our customers where they serve their customers: in hospitals, restaurants, schools, factories around the globe, and wherever our customers need us. It matters that our customers succeed. That's why Ecolab is everywhere it matters.

Net Sales

$4,535	$4,896	$5,470	$6,138	$5,901
2005	2006	2007	2008	2009

Millions

Net Income Attributable to Ecolab

$319	$369	$427	$448	$417
2005	2006	2007	2008	2009

Millions

Diluted Net Income Attributable to Ecolab per Share

$1.23	$1.43	$1.70	$1.80	$1.74
2005	2006	2007	2008	2009

Dollars

Dividends Declared per Share

$0.3625	$0.4150	$0.4750	$0.5300	$0.5750
2005	2006	2007	2008	2009

Dollars



In a challenging year, resiliency and resolve drove results, enabling Ecolab to continue its record of growth.

In 2009, during one of the most challenging business environments in our history, the time-tested formula for Ecolab's growth again proved instrumental to our success. The formula included an unwavering dedication to our mission to make the world a cleaner, safer and healthier place, an aggressive drive to build our business and a strong commitment to increase shareholder value.

The global recession affected our core hospitality and foodservice markets as never before. Customers needed our products and services as critically as ever, but they faced increased pressures due to softer demand and a turbulent economy.

We responded with aggressive actions to serve our customers and control our costs. We delivered innovative new products that not only provided outstanding results but also helped our customers improve their labor, water and energy efficiency, which reduced their costs. We built market share, adding new customers. We maintained appropriate pricing. We took necessary actions to significantly reduce our operating costs. We invested in systems to improve our unmatched personal service to customers as well as our operating efficiency. And, we continued to invest in our future growth initiatives.

Through the resiliency and resolve of our associates, we delivered another superior performance for our shareholders while building opportunity for the future. Our performance underscored the strength of our business, our people and our strategies. We are justifiably proud of our results and our very talented people who worked so hard to achieve them.

Outlook for 2010

We expect a limited economic recovery and continued challenges in our markets in 2010. Our customers, particularly in the U.S. and Europe, will face ongoing pressure as economic uncertainties persist. We look for steady growth in our healthcare, food and beverage and food retail sectors and developing improvement in the foodservice and hospitality markets as the year progresses. In short, we will need to continue to press hard in all areas to drive sales and improve profitability in 2010.

But we also enter the year a stronger company. We took critical actions in 2009 that made us more focused and efficient, and we are continuing efforts to improve further. We implemented and began to leverage our new European management structure. We completed the implementation of our Ecolab Business Solutions (EBS) systems, a project that puts a common set of business processes and information systems in place in countries generating more than half our European revenues. And we improved supply chain and shared services efficiency.

In addition, we added critical talent in key growth areas, such as corporate account sales, high-potential markets such as healthcare and food retail, and in emerging regions, including Asia Pacific and Latin America. We also continued to add to our talent base, Ecolab's ultimate competitive strength.

Our opportunities to grow the company and generate more value are substantial. Our mission - to help make the world cleaner, safer and healthier - is at the very core of quality of human life everywhere. In addition, our products and services strike at the heart of the basic need to minimize risk. They provide our customers with assurance that the risks associated with cleanliness and sanitation are being reduced. With one less worry, our customers are freed to focus on other aspects of running their businesses.

We are the global leader in a $57 billion market, yet we have only an 11 percent share. Our competitive advantages are significant: We have industry-leading products, an unparalleled sales-and-service force and a proven record of successfully serving customers, large and small, anywhere in the world. Our strategy for top-line growth, "Circle the Customer - Circle the Globe," is well proven and our 26,000 associates have the skills to execute it. We have many opportunities to significantly improve our margins and we are working aggressively to realize those opportunities. Further, our financial strength enables us to take advantage of strategic mergers and acquisitions.

To meet our objectives for 2010, we will focus on proven fundamentals:

- We will invest in our sales strength to drive new customer gains and build market share in both core and growth sectors. Our sales teams, equipped with additional training and improved prospecting tools, will work to broaden the range of solutions we provide to corporate accounts while expanding our business with regional chains and independent accounts. We will focus resources on developing high-potential areas including global healthcare, water services and technology. We will also continue to invest in expanded sales capability in high-growth emerging markets, including China, India and Latin America.
- We will continue to build competitive advantage through sustainable, industry-leading innovations. We will add to our growing list of "total impact" products that deliver outstanding performance, along with cost savings through water, energy and waste reduction and reduced environmental impact.
- We will strengthen profitability through ongoing improvement in our cost structure and operating efficiencies. We will continue to achieve significant process improvement through our Lean Six Sigma work. Manufacturing will be further streamlined as we reduce the number of our finished goods or SKUs (stock keeping units) and optimize our formulations. We will also improve operating efficiencies by completing the primary rollout of the EBS operating system in Europe and initiating the implementation of process efficiency tools that will benefit our supply chain and shared services, as well as our sales and profitability.
- We will ensure ongoing success through the continued development of a winning team. Our priorities are to continue to strengthen our leadership for the future and foster a culture that more fully engages our associates.

Through our actions, we will continue to elevate Ecolab's reputation as the industry's global leader, a company that can be counted on for innovative solutions and services that promise - and deliver - assurance everywhere it matters.

We are confident in our position to grow in 2010 and again outperform our markets. The resolve, resiliency and discipline that current market challenges demand have sharpened our focus, improved our operations and strengthened us for opportunities ahead - opportunities to generate value for our shareholders, provide growth for our associates and deliver solutions for our customers.

Sincerely,

Douglas M. Baker, Jr.
Chairman of the Board
President and Chief Executive Officer

2009 Highlights: A year of action and results

Financial Performance

We delivered another strong financial performance in 2009 despite challenging market conditions across the globe. To offset these factors, we aggressively drove new customer gains with sales of innovative new products that delivered effective cost savings for customers, while using appropriate price increases to recover our margins. We did all this while still making key investments to sustain our own growth for the future.

- Ecolab's net sales were down 4% to $5.9 billion in 2009. When measured in fixed currency rates, sales were comparable to last year as we worked hard to offset the impact of 2009's epic contraction.

- Reported operating income was $681 million in 2009. Excluding special gains and charges, adjusted operating income reached $761 million, up 3% over 2008. Growth was driven by pricing and improved cost efficiencies, which more than offset higher delivered product costs.

- Reported diluted earnings per share declined 3% from 2008, to $1.74. Included in these results were special gains and charges, including $0.22 per share from a restructuring initiated early in the year. Excluding special gains and charges and discrete tax items, adjusted diluted earnings per share were $1.99 in 2009, up 7% from $1.86 in 2008.

- Our return on beginning shareholders' equity was 27% in 2009. It was the 18th consecutive year in which Ecolab met or exceeded its long-term financial objective of at least 20% return on beginning shareholders' equity

- Cash flow from operations was $695 million. Total debt to total capitalization ratio was 32%. Our debt rating remained within the "A" categories of the major rating agencies during 2009.

- We increased our quarterly dividend rate for the 18th consecutive year, as it rose 11% in December to an indicated annual rate of $0.62 per common share.

- Our share price rose 27% in 2009, again outperforming the Standard & Poor's 500 index increase of 23%. Our share performance has exceeded the S&P 500 in each of the last six years and in 16 of the past 19 years.

New Products & Services

To drive results in this challenging environment, we continued to deliver innovative, sustainable solutions that provide customers with labor, energy and water savings throughout their businesses. This was especially true as our sales-and-service teams worked hard this past year on new customer acquisitions while driving increased product penetration into our existing accounts. These efforts were successful because of our innovative new products, including the following:

- Chillbuster® Portable Patient Warming System: Weighing just 10 pounds, Chillbuster is a silent, battery-operated mobile solution for medical staff to help stabilize patient body temperature before, during and after surgery. Launched by our Healthcare business in North America, it helps reduce the risk of hypothermia in patients.

- Scrub-N-Go™ Scrubber Vac System: The machine is cordless, ergonomic, easy-to operate and it dispenses fresh Ecolab cleaning solution continually while its brushes remove embedded grime from floor tile and grout lines. The cleaning solution and dissolved soil are then immediately vacuumed, preventing them from being redeposited, and leaving the floor nearly dry, greatly reducing the risk of slip-and-fall accidents. In addition, Scrub-N-Go cleans floors up to 63 percent faster and more thoroughly than using a traditional mop and bucket, a huge labor savings for our customers.

- Ecolab Contact Formula-CR: As Ecolab's first U.S. Environmental Protection Agency (EPA)-exempt pesticide (meaning it is considered to pose "minimum risk" to humans and the environment), it provides an average kill time between two and four minutes after application on common cockroach populations, compared to a time of up to eight hours for other liquid applications. Currently only available in the U.S., this Pest Elimination product is labeled for application in sensitive environments, such as foodservice, food and beverage, and healthcare facilities.

- Enviro San® and ES-1000™: This patented commercial sterilant system was cleared by the U.S. Food and Drug Administration and registered with the U.S. Environmental Protection Agency for use on PET and HDPE packages for low-acid, aseptically filled (shelf stable) beverage and food products, as well as packaging equipment. In addition to food safety and brand protection, this two-product solution helps deliver significant customer benefits around operational performance and reduced energy consumption through lower application temperature and the elimination of the need for cold transportation.

- Exelerate® ZTF: A breakthrough gelled application, it significantly increases product cling time for soil penetration unachievable by traditional foam cleaning when attempting to remove the varnish-like coating uniquely problematic to food processing environments that use zero trans fat oils and shortenings. This product dramatically increases plant productivity by reducing cleaning time by as much as 50 percent, while also helping to improve worker safety by eliminating the slippery surfaces and potential fire hazards this environment creates.

We continue to deliver innovative, sustainable solutions that provide customers with labor, energy and water savings.

Business Development

We've made key investments in our company to streamline our operations and aggressively pursue new growth opportunities.

- We acquired selected assets of the Stackhouse business of CORPAK Medsystems Inc., a portfolio company of Linden LLC. Stackhouse is a leading developer, manufacturer and marketer of surgical helmets and smoke evacuators, primarily for use during orthopedic surgeries where airborne contaminants and potential healthcare-associated infections (HAIs) are a significant concern. The acquisition broadens Ecolab's healthcare offerings in surgical barrier protection and personal protection, and will allow more aggressive development of our opportunities in the growing orthopedic surgery market.

- We added to our UK Pest Elimination business, acquiring the ISS pest elimination business in the UK. The acquired business operations and staff were integrated with Ecolab's existing UK Pest Elimination business.

- We partnered with the Joint Commission's new Center for Transforming Healthcare to support a study to improve hand hygiene. The goal of the study, which will be conducted at eight leading hospitals and health systems, is to eliminate hand hygiene as a cause of healthcare-associated infections (HAIs). An independent, not-for-profit organization, the Joint Commission is the leading standards-setting and accrediting body in healthcare. Since 1951, the Commission has maintained state-of-the-art standards that focus on improving the quality and safety of care provided by healthcare organizations.

Leadership Development

Important leadership developments in 2009 included:

- In August, C. Scott O'Hara, Executive Vice President, President and Chief Executive Officer Heinz North America of the H.J. Heinz Company, joined Ecolab's board of directors. Scott joined the H.J. Heinz Company in 2006.

- Also in August, Tom Handley was promoted to President, Global Food & Beverage, where he focuses exclusively on the expansion and growth of our Food & Beverage business worldwide, as well as the newer growth vehicles of water, energy and waste that he has been leading. Jim Miller was promoted to President of Specialty, Industrial & Services businesses, taking on Tom's former role in the Industrial Services area. Jim's responsibilities increased to include Pest Elimination, GCS Service, Vehicle Care and Kay.

- In November, Victoria J. Reich, Senior Vice President and Chief Financial Officer of United Stationers Inc., was appointed to Ecolab's board of directors. Vicki joined United Stationers Inc. in 2007.

Achievement & Recognition

Each year, Ecolab is recognized for its global leadership across a number of industries where we conduct business. Here is a sampling of the recognition we received in 2009:

- For the third consecutive year, Ecolab was named one of the "World's Most Ethical Companies" by *Ethisphere* magazine. The list is composed of companies that use ethical leadership as a purposeful method to drive profits and growth. We are proud to be among the fewer than 100 companies chosen for the award.

- For the sixth consecutive year, Ecolab was named to *Selling Power's* list of "The 50 Best Companies to Sell For" among the largest sales forces in the U.S. The magazine uses key metrics, including compensation, training and career mobility to make its determination. We know our sales-and-service force is the key to our success and growth and we're delighted to again be acknowledged.

- Our corporate Research, Development and Engineering facilities, located on the Allan L. Schuman campus in Eagan, Minn., were awarded LEED-EB Gold Certification by the U.S. Green Building Council (USGBC), demonstrating that Ecolab's commitment to sustainable practices is not only for our customers but also in our own facilities. The Leadership in Energy and Environmental Design (LEED®) Green Building Rating System™ is the established certification system, providing third-party verification that a building was designed and built with energy savings, water efficiency, CO_2 emissions reduction, improved indoor environmental quality, and stewardship of resources in mind, in order to reduce its environmental impact. The LEED-EB designation is awarded to "existing buildings" that have been retrofitted to meet LEED standards.

- We earned a Process Excellence Award for "Best Start Up Program" at the 10th Annual Lean Six Sigma & Process Improvement Summit. The award recognizes the achievements of new Lean Six Sigma and Process Excellence programs that have been deployed for a relatively short time within an organization. Ecolab was judged on direction setting, delivering business benefits and initial culture change around our Lean Six Sigma efforts.



We've never been more committed to our customers, and our approach to them is broad. Our innovative products, combined with our unmatched personal service, provide them with superior performance while delivering water, energy and labor savings. We help our customers conserve resources, run their businesses more efficiently and save money. And that's just the beginning. We're striving for even better results for our customers, shareholders and the planet, everywhere it matters.


An idea can be solid.
And solid can be an idea.
When we first introduced solids, they were revolutionary. And we didn't stop there. We kept working to find a way to help customers conserve water and energy while minimizing their impact on the environment. The Apex™ warewashing system helps them do both while protecting their bottom line. Apex helps the typical restaurant cut water consumption by up to 12,750 gallons (48,200 liters) and energy by up to 6,500 kilowatt hours per year. And to help preserve waterways, Apex contains environmentally responsible ingredients. It's another example of how we don't just develop great products, we develop great ideas.



We currently hold more than 2,400 patents, and it's the fewest we will ever have. We are working vigilantly, on the cutting edge, to ensure we bring the world's preeminent research and development findings to our customers and to the world, everywhere it matters.


ECOLAB
Global
Research, Development
& Engineering

Our research helped a soft-drink conveyor line work without a hiccup.

Before the Ecolab team went to work in our lab, they worked the line at a major bottling plant. Based on what they saw and learned, they developed an entirely new lubricant. This effective, breakthrough product called DryExx™ eliminates water use in lubrication. Now, the bottler's lines are running more smoothly than ever, and the company can save more than a million gallons (3.78 million liters) of water each year. Plus, it's improved productivity and provided a safer work environment.


Nurse
GUIDE
CC

Our success depends on just one person. And each and every Ecolab associate is that person. All empowered, proud and working together with a shared dedication to providing customers great service, personally delivered, everywhere it matters.



It took a team of experts
to make hospitals cleaner.
And not one had a mop.
The link between environmental hygiene and healthcare-associated infections is important. That's why a team of Ecolab technical experts took a new approach to hospital-wide cleaning. Instead of going it alone, they worked hand-in-hand with customers to develop a systematic method to cleaning patient rooms. A holistic approach that includes the right data, tools, disinfectants, cleaners and training. Combine that with our system for monitoring cleaning effectiveness, and we developed a reliable solution to deliver optimal, measurable outcomes.

Everywhere It Matters.

U.S. Cleaning and Sanitizing



Institutional

Institutional once again outperformed its markets in 2009, growing its market share in a difficult restaurant and lodging market environment. Sales declined 3% as new account gains, new differentiated and sustainable products and programs, and improved productivity and appropriate pricing combined to offset weakened markets and help set the stage for long-term profitable growth.

Highlights

- Drove continued customer conversions and new account gains with Apex™, a revolutionary warewashing system that helps restaurants reduce costs, optimize efficiency, and decrease water and energy use.
- Strengthened our relationships with key food-service and commercial distributors, resulting in enhanced joint selling relationships that added a significant number of new accounts and increased product sales.
- Targeted independent accounts and regional chains, using a focused effort by sales associates to increase market share in those categories.
- Launched the Clean, White and Soft Promise program, helping lodging customers optimize their in-house laundry services through water and energy audits, premium product solutions and expert on-premise service.
- Partnered exclusively with national industry associations to develop and deliver state-of-the-art programs to assist our global and individual customers in preparing for H1N1. This resulted in increased sales of products such as disinfectants and personal hand hygiene products used in infection prevention programs.

Outlook

Institutional is well-positioned for profitable growth in 2010. Our innovative and comprehensive solutions continue to offer customers increased safety, improved guest satisfaction and premium results at the lowest total operating cost with minimal impact on the environment. While our markets are expected to remain soft over the near term, we remain confident in their long-term potential. We plan to continue our investments in business development, innovation and productivity improvements to deliver steady growth in the future.



Kay

Kay's 2009 sales rose a robust 9% as new product introductions and better penetration into existing customer accounts helped overcome slower growth in the quick service restaurant market. Strong new account gains drove excellent growth in the food retail segment.

Highlights

- Launched the Clean-in-Place Oven Cleaner and Scrub-N-Go™ Cordless Floor Scrubber in the quick service market. Both are innovative labor-saving solutions that allow employees to clean more effectively and more efficiently than with traditional cleaning methods.
- Successfully rolled out Formula Foam™ Cleaning System to key corporate account customers in the food retail market. The self-contained, mobile foam-generating machine is used to wash food retail spaces with one-pass efficiency reducing product, energy and water use by eliminating the need to respray surfaces.
- Introduced Specialty Beverage Cleaner, an innovative tablet solution that gives quick service customers the ability to clean espresso machines, coffee urns and other beverage offerings more effectively, helping to produce safer, better-tasting beverages for their customers.

Outlook

Kay expects another strong year in 2010, driven by new, innovative product solutions and increased corporate account sales, as our sales team emphasizes our value-added services and total cost-savings approach to drive sales growth.

Review of Operations

In 2009, Ecolab achieved superior growth despite a challenging economy, volatility in raw material and fuel costs, and slowing end markets. To offset these issues, we aggressively drove sales, leveraged innovative products, created efficiencies for customers with on-premise service expertise, and offset our own higher costs with price increases and cost-saving measures. We will continue to follow these principles to guide our business and drive consistent, sustainable growth in the future.



Textile Care

New corporate account wins and solid pricing helped Textile Care offset declines in industry volume and achieve 2% sales growth in 2009. A sharp focus on costs and increased interest by customers in the operational savings our products and services can deliver were key factors in the year's performance.

Highlights

- Launched the PERformance Complete™ program to the industry. This program, delivered in combination with our industry-leading service force, is designed to realize the best in sustainable product, water and energy solutions, data management tools, and unmatched research and development support for our customers.
- Rolled out field productivity technology that drove sales and profit gains, as well as improved customer satisfaction.
- Delivered more sustainable product solutions for customers by focusing on our total impact approach that looks not only at product usage, but also at water, energy and waste reductions along with managed safety costs.

Outlook

In 2010, Textile Care will focus on growth through continued account wins and existing customer penetration of our innovative solutions focused on optimizing customer operations. Water, energy and labor reduction remain key drivers for our customers, and we will use our comprehensive approach to improve our market leadership and deliver incremental value going forward.



Healthcare

Healthcare achieved strong sales growth of 11% in 2009; adjusted for an acquisition, sales grew 9%. Growth was driven by providing new products and solution offerings to existing customers and through the addition of new customers. Our focus on reducing the risk of healthcare-associated infections (HAIs) through innovative products and personally delivered service is proving successful as it addresses critical and growing needs for our customers.

Highlights

- Achieved double-digit growth in our infection barrier and hand hygiene products as we provided timely support and education during the H1N1 pandemic and maintained a reliable supply of products to help promote hand hygiene and proper hard surface disinfection.
- Launched a number of innovative new products and programs, including a line of sterile disinfectants for hospital pharmacies, Quik-Care® Foam Hand Sanitizer, and Chillbuster®, a portable patient warming system that helps medical staff stabilize patient body temperature before, during and after surgery.
- Acquired selected assets of the Stackhouse business. Stackhouse is a leading developer, manufacturer and marketer of surgical helmets and smoke evacuators. It adds products and scale to our orthopedic business.

Outlook

Healthcare is well positioned for growth in 2010 with a number of new products and programs. Important among these are the PROTECT™ and EnCompass™ programs for improved environment hygiene. These holistic programs feature best-practice protocols, high-level disinfectants, innovative cleaning equipment, and tools, educational programs, process auditing and consultative services.

U.S. Cleaning and Sanitizing



Vehicle Care

Vehicle Care sales declined 6% as the car wash industry's second consecutive year of double-digit wash volume declines impacted our results. We offset much of the industry impact by focusing on new account gains, market segmentation and effective programs, including our Blue Coral™ Beyond Green stainability program. A sharp focus on simplification of our product offerings helped to create better operating leverage.

Highlights

- Focused our team on the two segments with the best potential – conveyor car washes and convenience stores – to drive long-term growth.
- Strengthened our Blue Coral® Beyond Green program with the launch of our Operational Cost Management (OCM) service. OCM helps car wash operators calculate the volume and cost of water used at every step of their operation, then identify process adjustments to reduce water usage.
- Continued to streamline our operations for efficiency and effective cost management by relocating customer support services to our global shared services headquarters in Minnesota.

Outlook

Vehicle Care will focus its 2010 growth and customer gain activity on the conveyor car wash and convenience store segments to build market share. In addition, we will accelerate innovation through new, differentiated products and programs, building our market leadership around solutions that help customers optimize their revenue generation while decreasing water and energy use.



Food & Beverage

Food & Beverage sales were off 1% in 2009, although sales for our core F&B business were up 5% as corporate account wins in the dairy, beverage and food segments, along with pricing, helped offset soft market conditions in our agribusiness, and meat and poultry segments. New products were launched to help customers reduce their food safety risk, save water and energy, and drive improved operational performance.

Highlights

- Continued our commitment to help customers minimize microbial contamination with Ecolab's introduction of U.S. EPA-registered Enviro San™, a patented, peroxyacetic acid-based commercial sterilant system for aseptic (shelf stable) packaging of low-acid foods and beverages. Enviro San™ received the 2009 Institute of Food Technologists' (IFT) Food Expo Innovation Award in recognition of this outstanding new product innovation.
- Continued to drive food safety solutions with the launch of Exelerate® ZTF, a unique patent-pending solution designed to help food manufacturers clean extremely difficult polymerized soils created by zero trans fat oils and shortenings.
- Continued to drive operational efficiency in Water Care with unsurpassed service levels by expanding the utilization of Value Track™ software, which captures key information to analyze the customer's operations and determine optimum solutions.

Outlook

Food & Beverage expects to drive growth in 2010 through continued corporate account gains and the launch of several new solutions focused on driving operational efficiency and sustainability, as well as better data reporting services to our customers. In addition, increasing public awareness of food safety and customer concerns around water and energy conservation will continue to stimulate demand for our effective product and service solutions.

U.S. Other Services



Pest Elimination

Pest Elimination experienced a 1% sales decline in 2009, reflecting weak trends in the full service restaurant and hospitality markets. In response, we tailored our programs to specific end markets and leveraged our Circle-the-Customer strategy with other business units to gain sales.

Highlights

- Continued innovation focused on sustainability. For example, we enhanced our Large Fly program through the introduction of our patented Stealth® Maxima unit. This newly redesigned large fly light features multiple improvements, including increased catch and a 15 percent reduction in energy usage.
- Launched Ecolab Contact Formula-CR, our first U.S. EPA-exempt pesticide. This unique product is considered to pose "minimum risk" to humans and the environment while it effectively eliminates cockroaches. It can be applied in sensitive environments, such as foodservice, food and beverage, and healthcare facilities.
- Achieved solid growth of EcoSure's food safety and brand protection services, and bolstered future growth through the introduction of the industry's only continual, active monitoring of health department inspections for all U.S.-based foodservice operators. This enabled operators to access key information in a broader and more accurate manner than ever before.

Outlook

Pest Elimination will focus on rebuilding growth in 2010. We will pursue new business opportunities in the quick service, food and beverage, and healthcare markets through targeted, innovative offerings and by leveraging our Circle-the-Customer relationships. We will continue to enhance our service capabilities through market specialization to ensure long-term value and growth, enhance our sustainability and focus on improved efficiency to deliver superior results in the current challenging economy.



GCS Service

GCS Service sales declined 11% in 2009. The difficult economic conditions and uncertainty in the foodservice markets caused existing customers to delay repairs and maintenance, and prospective customers to delay the start of new programs. Despite the challenging environment, our corporate account prospect pipeline remained healthy with new account gains expected to drive 2010 growth. Furthermore, we significantly improved profitability as we focused on driving efficiency and cost savings.

Highlights

- Created a defined sales program focused on gaining new business with quick service restaurant, full service restaurant and food retail customers, resulting in several key corporate account wins.
- Implemented sales programs to enhance technician productivity, increase field service contract sales and expand our Circle-the-Customer programs to leverage existing Ecolab relationships.
- Expanded our sales approach for large, national customers to target both the corporate account business and the regional and unit level, where repair and maintenance decisions are often made.

Outlook

In 2010, GCS Service will focus on improved account retention, increasing market share, targeted corporate account sales efforts, and developing new program offerings aimed at increasing our service and parts differentiation. We expect improved results as we invest in our sales force, leverage our infrastructure for growth, and focus on efficiency and productivity improvements.

International



Canada

Canada delivered solid sales growth of 8% in fixed currencies, driven by strong performances in its core markets and new corporate account gains. Our expansion of distribution network relationships and the launch of innovative products focused on achieving operational efficiencies for our customers that led to our overall growth.

Highlights

- Achieved solid growth in the brewery, dairy, and meat and poultry sectors from key corporate account gains and the continued implementation of sustainable products such as DryExx®, a conveyor lube for beverage plants.
- Strengthened our relationships with key foodservice and janitorial distributors, resulting in double-digit sales growth that added new accounts and increased product sales to existing customer accounts.
- Successfully launched Apex™, our innovative warewashing system that helps restaurants reduce costs, optimize efficiency, and decrease water and energy use.
- Posted double-digit growth in Healthcare with key customer account wins and product sales related to combating the spread of H1N1.

Outlook

Canada expects to see another solid performance in 2010 as we leverage new, innovative solutions for our expanding customer base. Strong growth is expected across all business sectors as Canada continues to invest in additional training and tools to strengthen our sales-and-service team.



Asia Pacific

Asia Pacific sales grew 4% in fixed currencies. New customer account gains and increased product penetration in key markets helped overcome the impact of economic uncertainty and low levels of business travel and tourism in the region.

Highlights

- Leveraged our corporate accounts capabilities and the successes of Evolution®, Wash-n-Walk® and other new programs to help offset the downturn in hospitality business across the region.
- Gained new Food & Beverage business with the ongoing rollouts of our conveyor lubricant DryExx® and ServiceChexx™ reporting system, which allows us to document the water, energy and waste savings our products achieve and the benefits we provide to our customers' businesses.
- Continued strong gains in Pest Elimination across the region as we continue to see the benefits of our internal investments and acquisitions.
- Achieved strong growth in China and the successful startup of our business in India, driven by our food safety platforms, field automation and new program expansion.

Outlook

Asia Pacific expects improved sales growth in 2010 driven by a focus on corporate account growth, increased solutions for existing customers, expansion in China and India, and an expected stabilization of end markets. In addition, we will continue to focus on the introduction of new products and programs in the region, delivery of superior service and brand protection to our customers, the addition of key leadership talent, and further infrastructure investments in China and throughout the region.



Latin America

Latin America reported a solid sales gain, rising 8% in fixed currencies. Growth was driven by new corporate account wins and increased product penetration within existing accounts. This helped offset the economic slowdown brought about by the global recession and the initial H1N1 outbreak in Mexico that impacted the tourism and lodging industry throughout the region.

Highlights

- Completed the rollout of our ServiceChexx™ reporting system in our Food & Beverage accounts, allowing us to document the water, energy and waste savings our products achieve when used by customers.
- Expanded our cross-divisional MarketGuard® program, providing food retail customers with expert sales-and-service solutions to address a variety of food safety issues in all areas of their businesses.
- Achieved excellent gains in the Pest Elimination business throughout the region, gaining new account sales using our Circle-the-Customer approach with existing customers.
- Enhanced our value by leveraging the data obtained through sales automation tools like the 360° Advisor™ to help customers save money and improve their overall operational efficiency.

Outlook

Latin America expects healthy growth trends to continue in 2010, driven by corporate account growth and an aggressive sales approach that leverages our Circle-the-Customer relationships in existing customer accounts. In addition, key investments in our leadership and sales-and-service teams, as well as the introduction of proven programs, automated sales tools, and our Lean Six Sigma process improvement experience from other regions, will help us to spur further growth across the region.



Europe/Middle East/Africa

Sales declined 2% in fixed currencies in the region as the recession's impact on the foodservice and hospitality businesses offset focused sales efforts targeting new business and new products that offer operational cost savings.

Highlights

- Continued to drive strong growth in Healthcare, benefiting from increased hand hygiene compliance and increased sanitizer demand related to H1N1.
- Gained major new accounts in the Food & Beverage markets with the continued rollout of DryExx® conveyor lube for beverage plants and Inspexx® sanitation system in meat and poultry plants, where the Inspexx® solutions can be reconditioned and safely reused, saving water and energy.
- Achieved strong performances in our Middle East and African businesses, with solid growth in Food & Beverage, Healthcare and Pest Elimination businesses driven by new customer acquisition and new product launches.
- Continued the implementation of our new EBS business information system that will provide the platform to effectively manage our pan-European business, resulting in driving improved organic growth and more efficient operation of our supply chain. At the end of 2009, more than half of our business was using the new system.

Outlook

In 2010, Europe will continue to invest in corporate account sales talent, field training and technology to drive improved sales growth and increased productivity, while operations in the Middle East and Africa will leverage our strength in Institutional and F&B, and aggressively expand our Healthcare business. Europe will also continue to roll out our new business information system with the bulk of the business expected to be on the system by year's end.

Sustainable Solutions, Everywhere It Matters.

Ecolab is committed to providing our customers with the most effective and efficient cleaning, food safety and infection prevention programs available. We are equally committed to reducing the total impact of our products – from creation to package disposal – to help customers conserve resources and run their businesses more efficiently. Strengthened by the expertise of our associates and our dedication to social responsibility, our offerings provide value to our customers and the global economy – everywhere it matters. Here is a sample of our successes in 2009:

Operational Savings

Improving the efficiency of our manufacturing plants, reducing waste and conserving resources yielded savings that helped us offset a challenging economy.

Global Fleet

We continued implementing strategies to use more fuel-efficient vehicles and service routes, as well as less GHG-intensive fuels. Through the management of routes and territories, our global fleet team drove 4.3 million fewer miles than in 2008 and 98 percent completed training to help minimize fuel consumption.

Manufacturing

At the Ecolab plant in Cheadle, UK, a switch to plastic sleeves from adhesive labels allowed the Cheadle team to begin washing and reusing 20-liter containers and recycling the PE (polyethylene) sleeves. In one year, this program alone kept 262 tons of plastic out of landfills.

Customer Successes

We are a leader in designing products and services that are effective and that help minimize our customers' water and energy use, increase safety and reduce waste.

Laundry Operator

One laundry operator was using about 10 million gallons (37.8 million liters) of water annually to process healthcare laundry. We installed a new Aqua Reuse system to repurpose water in the rinse cycle of the tunnel washer. The result was a 36 percent reduction (0.91 gal/lb or 3.44 liter/lb to 0.58 gal/lb or 2.2 liters/lb) in fresh water consumption. Estimated water savings annually: up to 4 million gallons (15 million liters).

Food and Beverage Processor

A team of Ecolab Water, Energy & Waste experts within Food & Beverage assessed 11 plants for a national food and beverage processing customer. The results were process and product recommendations that identified a 22 percent reduction in water use (281 million gallons or 1.06 billion liters annually) and 27 percent reduction in energy use (310,000 Decatherms annually).

Sustainable Outreach

We believe that supporting our communities where we do business makes them more attractive for our associates, our families and our customers, thereby benefiting Ecolab and its future growth. To the extent possible, contributions are leveraged with Ecolab associate involvement, thereby maximizing the company's contributions.

Ecolab Foundation

Ecolab contributed more than $7.7 million in the U.S. through Ecolab Foundation grants, in-kind product donations and employee volunteer time to non-profit organizations in the areas of education, civic and community development, the arts and conservation.

Visions for Learning

Approximately 26 percent of the Ecolab Foundation's total giving was dedicated to youth and education across the U.S. About half of that amount was channeled through our Visions for Learning program, which provided funds for basic and innovative curriculum materials for 280 schools at 13 sites.

Additional information regarding both Ecolab's sustainability efforts and community involvement are available at www.ecolab.com (Company Profile/Community Involvement).

FINANCIAL DISCUSSION

Executive Summary

This Financial Discussion should be read in conjunction with the information on Non-GAAP Financial Measures and Forward-Looking Statements and Risk Factors found at the end of this Financial Discussion.

The global recession had a significant impact on our hospitality and foodservice markets and made 2009 one of the most challenging years in recent memory. Our customers' need for our products and services were as critical as ever to keep their environments clean, safe, and healthy, but they also faced increased pressures due to softer demand and a turbulent economy. We responded with aggressive actions to serve our customers and to control our costs. We delivered innovative new products that provide outstanding results and enable customers to save labor, water and energy. We continued to add new accounts. We maintained appropriate pricing and took necessary actions to significantly reduce our operating costs. We continued to invest in systems to improve our operating efficiency. And through these actions, we delivered for our shareholders while building opportunity for the future. Our performance during these challenging times underscored the strength of our business, our people and our strategies.

Both 2009 and 2008 results of operations included significant special gains and charges, as well as discrete tax items which impact the year over year comparisons.

Financial Performance

Sales: Reported consolidated net sales decreased 4% in 2009 to $5.9 billion from $6.1 billion in 2008. Net sales were negatively impacted by unfavorable foreign currency exchange compared to the prior year. When measured in fixed rates of foreign currency exchange, net sales were flat to the prior year as we were able to offset a 3% decrease in volume with a 3% increase due to pricing.

Gross Margin: We experienced continued increases in our delivered product costs during the first half of 2009 but saw our delivered product costs decline on a year over year basis during the second half of 2009. For the full year, our delivered product costs increased moderately compared to the prior year. We were able to successfully offset the increase with pricing and cost-saving initiatives, which helped improve our gross margin in 2009 to 49.5% compared to 48.8% in 2008.

Operating Income: Operating income declined 4% in 2009 to $681 million compared to $713 million in 2008. Adjusted operating income, excluding the impact of special gains and charges, increased 3% in 2009. See Non-GAAP Financial Measures at the end of this Financial Discussion for further information.

Diluted Net Income Per Share: Reported diluted net income per share decreased 3% to $1.74 for 2009 compared to $1.80 per share in 2008. Special gains and charges and discrete tax items negatively impacted 2009 by $0.25 per share and 2008 by $0.06 per share. Adjusted diluted net income per share, excluding the impact of special gains and charges, and discrete tax items, increased 7% to $1.99 in 2009 compared to $1.86 in 2008. See Non-GAAP Financial Measures at the end of this Financial Discussion for further information.

Cash Flow: Cash flow from operating activities was $695 million in 2009, despite making voluntary contributions of $225 million to our U.S. pension plan of which $100 million was made in the fourth quarter. We continue to generate strong cash flow from operations, allowing us to make key investments in our business, pay down debt and provide returns to our shareholders through cash dividends and share repurchases.

Balance Sheet: Our balance sheet remained within the "A" categories of the major rating agencies during 2009 and exceeded our stated objective of having an investment grade balance sheet. Our strong balance sheet has allowed us to continue to have access to capital at attractive rates despite increased volatility in capital markets.

Return on Equity: In 2009 our return on beginning shareholders' equity was 26.6%. This was the 18th consecutive year in which we achieved our long-term financial objective of at least 20% return on beginning shareholders' equity.

Dividends: We increased our quarterly cash dividend 11% in December 2009 to an indicated annual rate of $0.62 per share for 2010. The increase represents our 18th consecutive annual dividend rate increase and the 73rd consecutive year we have paid cash dividends. We continued our record of consecutive annual cash dividend increases, reflecting our earnings performance, good cash flows and a solid balance sheet. Ecolab remains a strong company with a very strong future and our dividend increase reflects our equally strong commitment to improving shareholder returns.

RETURN ON BEGINNING EQUITY

2005	2006	2007	2008	2009
20.0%	22.4%	25.4%	23.1%	26.6%

DIVIDENDS DECLARED PER SHARE


$0.3625
2005
$0.4150
2006
$0.4750
2007
$0.5300
2008
$0.5750
2009

Restructuring: In 2009 we made the difficult but necessary decision to complete a restructuring plan to streamline our operations and improve efficiency and effectiveness. The restructuring included a global workforce reduction and optimization of our supply chain including the reduction of plant and distribution center locations. As a result of these actions, we recorded restructuring charges of $73 million ($52 million after tax) or $0.22 per diluted share in 2009. These actions are expected to provide annualized pretax savings of approximately $75 million ($50 million after tax), with pretax savings of $50 million realized in 2009.

EBS Update: We continued the rollout of Ecolab Business Solutions (EBS), an extensive multi-year project to implement a common set of business processes and systems across all of Europe.

Outlook

- We enter 2010 a stronger company, and we will continue to improve our operating efficiency and effectiveness, leveraging actions and investments made in 2009.
- We expect a limited economic recovery and continued challenges in our markets in 2010. Our customers, particularly in the U.S. and Europe, will face ongoing pressure as economic uncertainties persist.
- We will remain focused on sustainable long-term growth and returns for our shareholders.
- We will continue to focus on new account growth, better customer penetration and new innovative product sales.
- We will continue to make key investments in our business that will support our future growth opportunities.
- We intend to continue to make targeted acquisitions.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). We have adopted various accounting policies to prepare the consolidated financial statements in accordance with U.S. GAAP. Our most significant accounting policies are disclosed in Note 2 of the Notes to the Consolidated Financial Statements.

Preparation of our consolidated financial statements, in conformity with U.S. GAAP, requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions to be made about matters that are highly uncertain at the time the accounting estimate is made, and (2) different estimates that the company reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, have a material impact on the presentation of the company's financial condition, changes in financial condition or results of operations.

Besides estimates that meet the "critical" estimate criteria, we make many other accounting estimates in preparing our financial statements and related disclosures. All estimates, whether or not deemed critical, affect reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities. Estimates are based on experience and other information available prior to the issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known, even from estimates not deemed critical. Our critical accounting estimates include the following:

Revenue Recognition

We recognize revenue on product sales at the time title to the product and risk of loss transfers to the customer. We recognize revenue on services as they are performed. Our sales policies do not provide for general rights of return. We record estimated reductions to revenue for customer programs and incentive offerings including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. Depending on market conditions, we may increase customer incentive offerings, which could reduce gross profit margins at the time the incentive is offered.

Valuation Allowances and Accrued Liabilities

We estimate sales returns and allowances by analyzing historical returns and credits, and apply these trend rates to the most recent 12 months' sales data to calculate estimated reserves for future credits. We estimate the allowance for doubtful accounts by analyzing accounts receivable balances by age and applying historical write-off trend rates. In addition, our estimates also include separately providing for specific customer balances when it is deemed probable that the balance is uncollectible. Actual results could differ from these estimates under different assumptions. Our allowance for doubtful accounts balance was $52 million and $44 million, as of December 31, 2009 and 2008, respectively. These amounts include our allowance for sales returns and credits of $10 million as of December 31, 2009 and $9 million as of December 31, 2008. Our bad debt expense as a percent of net sales was 0.4% in 2009 and 2008 and 0.3% in 2007. We believe that it is reasonably likely that future results will be consistent with historical trends and experience. However, if the financial condition of our customers were to deteriorate, resulting in an inability to make payments, or if unexpected events or significant changes in future trends were to occur, additional allowances may be required.

Estimates used to record liabilities related to pending litigation and environmental claims are based on our best estimate of probable future costs. We record the amounts that represent the points in the range of estimates that we believe are most probable or the minimum amount when no amount within the range is a better estimate than any other amount. Potential insurance reimbursements are not anticipated in our accruals for environmental liabilities or other insured losses. Expected insurance proceeds are recorded as receivables when recovery is probable. While the final resolution of litigation and environmental contingencies could result in amounts different than current accruals, and therefore have an impact on our consolidated financial results in a future reporting period, we believe the ultimate outcome will not have a significant effect on our financial position.

Actuarially Determined Liabilities

The measurement of our pension and postretirement benefit obligations are dependent on a variety of assumptions determined by management and used by our actuaries. These assumptions affect the amount and timing of future contributions and expenses.

The assumptions used in developing the required estimates include, among others, discount rate, projected salary and health care cost increases and expected return or earnings on assets. The discount rate assumption for the U.S. Plans is calculated using a bond yield curve constructed from a population of high-quality, non-callable, corporate bond issues with maturity dates of six months to thirty years. Bond issues in the population are rated no less than Aa by Moody's Investor Services or AA by Standard & Poors. The discount rate is calculated by matching the plans' projected cash flows to the yield curve. Projected salary and health care cost increases are based on our long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets reflects asset allocations, investment strategies and the views of investment advisors. The effects of actual results differing from our assumptions, as well as changes in assumptions, are reflected in the unrecognized actuarial loss and amortized over future periods and, therefore, generally affect our recognized expense in future periods. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other postretirement obligations. The unrecognized actuarial loss on our U.S. qualified and nonqualified pension plans decreased from $546 million to $533 million (before tax) as of December 31, 2008 and 2009, respectively, primarily due to higher than expected return on plan assets and amortization of existing unrecognized losses, partially offset by a decrease in our discount rate. In determining our U.S. pension and postretirement obligations for 2009, our discount rate decreased to 5.84% from 6.26% at year-end 2008 and our projected salary increase was unchanged at 4.32%. Our expected return on plan assets, used for determining 2009 and 2010 expense, was decreased to 8.50% from 8.75% in prior years to reflect lower expected long-term returns on plan assets.

The effect on 2010 expense of a decrease in the discount rate or expected return on assets assumption as of December 31, 2009 is shown below assuming no changes in benefit levels and no amortization of gains or losses for our major plans:

MILLIONS	EFFECT ON U.S. PENSION PLAN		
ASSUMPTION	ASSUMPTION CHANGE	INCREASE IN RECORDED OBLIGATION	HIGHER 2010 EXPENSE
Discount rate	-0.25 pts	$37.9	$5.0
Expected return on assets	-0.25 pts	N/A	$2.7

MILLIONS	EFFECT ON U.S. POSTRETIREMENT HEALTH CARE BENEFITS PLAN		
ASSUMPTION	ASSUMPTION CHANGE	INCREASE IN RECORDED OBLIGATION	HIGHER 2010 EXPENSE
Discount rate	-0.25 pts	$4.6	$0.9
Expected return on assets	-0.25 pts	N/A	$0.1

We use similar assumptions to measure our international pension obligations. However, the assumptions used vary by country based on specific local country requirements. See Note 15 for further discussion concerning our accounting policies, estimates, funded status, planned contributions and overall financial positions of our pension and post-retirement plan obligations.

We are self-insured in North America for most workers compensation, general liability and automotive liability losses, subject to per occurrence and liability limitations. We are insured for losses in excess of these limitations and have recorded both a liability and an offsetting receivable for amounts in excess of these limitations. We are also self-insured for health care claims for eligible participating employees, subject to certain deductibles and limitations. We determine our liabilities for claims incurred but not reported on an actuarial basis. A change in these assumptions would cause reported results to differ. Outside of North America, we are fully insured for losses, subject to annual insurance deductibles.

Share-Based Compensation

We measure compensation expense for share-based awards at fair value at the date of grant and recognize compensation expense over the service period for awards expected to vest. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected volatility, exercise and post-vesting termination behavior, expected dividends and risk-free rates of return. Additionally, the expense that is recorded is dependent on the amount of share-based awards expected to vest or be forfeited. Estimating vesting includes assessing the probability of meeting service and performance conditions. If actual vesting or forfeiture results differ significantly from these estimates, share-based compensation expense and our results of operations could be impacted. For additional information on our stock incentive and option plans, including significant assumptions used in determining fair value, see Note 10.

Income Taxes

Judgment is required to determine the annual effective income tax rate, deferred tax assets and liabilities and any valuation allowances recorded against net deferred tax assets. Our effective income tax rate is based on annual income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. Our annual effective income tax rate includes the impact of reserve provisions. We recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority. We adjust these reserves in light of changing facts and circumstances. During interim periods, this annual rate is then applied to our year-to-date operating results. In the event that there is a significant one-time item recognized in our interim operating results, the tax attributable to that item would be separately calculated and recorded in the same period as the one-time item.

Tax regulations require items to be included in our tax returns at different times than the items are reflected in our financial statements. As a result, the effective income tax rate reflected in our financial statements differs from that reported in our tax returns. Some of these differences are permanent, such as expenses that are not deductible on our tax return, and some are temporary differences, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our income statement. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the utilization of the entire deduction or credit. Deferred tax liabilities generally represent items for which we have already taken a deduction in our tax return, but have not yet recognized that tax benefit in our financial statements. Undistributed earnings of foreign subsidiaries are considered to have been reinvested indefinitely or available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. It is impractical to determine the amount of incremental taxes that might arise if all undistributed earnings were distributed.

A number of years may elapse before a particular tax matter, for which we have established a reserve, is audited and finally resolved. The number of tax years with open tax audits varies depending on the tax jurisdiction. The Internal Revenue Service (IRS) has completed its examinations of our U.S. federal income tax returns through 2006. The U.S. income tax returns for the years 2007 and 2008 are currently under audit and the anticipated settlement is early 2011. It is reasonably possible for specific open positions within the 1999 through 2004 examinations, which are still open with the IRS, to be settled in the next twelve months. In addition, it is reasonably possible that we will settle an income tax audit for Germany covering the years 2003 through 2006 in the next twelve months. Settlement of any particular issue could result in offsets to other balance sheet accounts, cash payments or receipts and/or adjustments to tax expense. The majority of our tax reserves are presented in the balance sheet within other non-current liabilities. For additional information on income taxes, see Note 11.

Long-Lived and Intangible Assets

We periodically review our long-lived and intangible assets for impairment and assess whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. This could occur when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated as the excess of the asset's carrying value over its estimated fair value. We also periodically reassess the estimated remaining useful lives of our long-lived assets.

Changes to estimated useful lives would impact the amount of depreciation and amortization expense recorded in earnings. We have experienced no significant changes in the carrying value or estimated remaining useful lives of our long-lived assets.

We test our goodwill for impairment on an annual basis during the second quarter for all reporting units. Our reporting units are our operating segments. If circumstances change significantly, we would test for impairment during interim periods between our annual tests. Goodwill is assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. Both the first step of determining the fair value of a reporting unit and the second step of determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) are judgmental in nature and often involve the use of significant estimates and assumptions. Fair values of reporting units are established using a discounted cash flow method. Where available and as appropriate, comparable market multiples are used to corroborate the results of the discounted cash flow method. These valuation methodologies use estimates and assumptions, which include projected future cash flows (including timing), discount rate reflecting the risk inherent in future cash flows, perpetual growth rate, and determination of appropriate market comparables. Based on our testing, there has been no impairment of goodwill during the three years ending December 31, 2009.

RESULTS OF OPERATIONS

Net Sales

				PERCENT CHANGE	
MILLIONS	**2009**	2008	2007	**2009**	2008
Net sales	**$5,901**	$6,138	$5,470	**(4)%**	12%

The components of the year-over-year net sales change are as follows:

	2009	2008
Volume	**(3)%**	3%
Price changes	**3**	3
Foreign currency exchange	**(4)**	3
Acquisitions and divestitures	**-**	3
Total net sales change	**(4)%**	12%

Gross Margin

	2009	2008	2007
Gross profit as a percent of net sales	**49.5%**	48.8%	50.8%

Our gross profit margin ("gross margin") (defined as the difference between net sales less cost of sales divided by net sales) increase in 2009 over 2008 was driven by pricing and cost-saving initiatives, which more than offset lower sales volume and higher raw material costs. Our 2009 gross margin was negatively impacted by restructuring charges included in cost of sales of $12.6 million, which decreased our gross margin by 0.2 percentage points.

Our gross margin decreased in 2008 compared to 2007. The decline was driven by higher delivered product costs, which more than offset the margin impact of sales leverage, pricing, and cost savings initiatives. Our gross margin was also negatively impacted by our Microtek and Ecovation acquisitions which, based on their business models, operate at lower gross margins than our historical business. In 2008 we experienced significant increases in our raw material costs compared to 2007.

Selling, General and Administrative Expenses

	2009	2008	2007
Selling, general & administrative expenses as a percent of net sales	**36.8%**	36.8%	38.2%

Selling, general and administrative expenses as a percentage of consolidated net sales was 36.8% for both 2009 and 2008. The savings from our recent restructuring, pricing leverage and well-managed spending were offset by investments and other cost increases. We continue to make key business investments that drive innovation and efficiency, through R&D and information technology.

Selling, general and administrative expenses as a percentage of sales decreased to 36.8% in 2008 from 38.2% in 2007. The decrease in the ratio reflected leverage from our sales volume and pricing growth, cost controls, reductions of variable compensation and the impact of acquisitions. This leverage more than offset investments in business systems and efficiency, R&D and information technology.

Special Gains and Charges

Special gains and charges reported on the Consolidated Statement of Income included the following items:

MILLIONS	**2009**	2008	2007
Cost of sales			
Restructuring charges	**$ 12.6**	$ -	$ -
Special gains and charges			
Restructuring charges	**59.9**	-	-
Business structure and optimization	**2.8**	25.6	2.0
Legal settlement	**-**	-	27.4
Business write-downs and closures	**2.4**	19.1	-
Gain on sale of plant	**-**	(24.0)	-
Gain on sale of businesses	**-**	(1.7)	(11.0)
Other items	**2.0**	6.9	1.3
Subtotal	**67.1**	25.9	19.7
Total	**$ 79.7**	$ 25.9	$ 19.7

In the first quarter of 2009, we announced plans to undertake restructuring and other cost-saving actions during 2009 in order to streamline operations and improve efficiency and effectiveness. The restructuring plan included a reduction of the company's global workforce by 950 positions or 4% and the reduction of plant and distribution center locations. As a result of these actions, we recorded restructuring charges of $72.5 million ($52.0 million after tax) or $0.22 per diluted share during 2009.

The restructuring was completed as of the end of 2009. These actions will provide annualized pretax savings of approximately $75 million ($50 million after tax), with pretax savings of approximately $50 million realized in 2009. Further details related to the restructuring are included in Note 3.

2009 special gains and charges also included the write-down of our carrying value in a non-strategic business as well as costs to optimize our business structure.

Special gains and charges in 2008 included a charge of $19.1 million, recorded in the fourth quarter, for the write-down of investments in an energy management business and closure of two small non-strategic healthcare businesses as well as costs to optimize our business structure, including costs related to establishing our new European headquarters in Zurich, Switzerland. These charges were partially offset by a gain of $24.0 million from the sale of a plant in Denmark recorded in the second quarter and a $1.7 million gain related to the sale of a business in the United Kingdom (U.K.) recorded in the first quarter.

Special gains and charges in 2007 included a $27.4 million charge for an arbitration settlement recorded in the third quarter of 2007 as well as costs related to establishing our European headquarters and other charges. These charges were partially offset by a $6.3 million gain on the sale of a minority investment located in the U.S. and a $4.7 million gain on the sale of a business in the U.K. which were both recorded in the fourth quarter of 2007.

For segment reporting purposes, special gains and charges have been included in our corporate segment, which is consistent with our internal management reporting.

Operating Income

				PERCENT CHANGE	
MILLIONS	**2009**	2008	2007	**2009**	2008
Reported GAAP operating income	**$ 681.3**	$ 712.8	$ 669.0	**(4)%**	7%
Adjustments:					
Special gains and charges	**79.7**	25.9	19.7		
Non-GAAP adjusted operating income	**$ 761.0**	$ 738.7	$ 688.7	**3%**	7%

Reported operating income declined in 2009 compared to 2008. The operating income decrease was impacted by the year over year comparison of special gains and charges and the unfavorable impact of foreign currency exchange. Excluding the impact of special gains and charges, adjusted operating income increased 3% in 2009. Excluding unfavorable currency exchange, adjusted operating income increased 8% in 2009 as increased pricing and cost savings efforts more than offset increased raw material and other costs during the year.

Operating income increased 7% in 2008 compared to 2007. Special gains and charges did not have a significant impact on operating income growth. Excluding the negative impact from acquisitions and divestitures and favorable impact of foreign currency exchange, operating income would have grown 5% in 2008. The increase in operating income was due to sales volume and pricing gains, improved cost efficiencies and reductions of variable compensation, which more than offset higher delivered product costs and investments in the business.

Interest Expense, Net

Net interest expense totaled $61 million, $62 million and $51 million in 2009, 2008 and 2007, respectively. The increase in our 2008 net interest expense compared to 2007 is due to higher debt levels, primarily to fund share repurchases and acquisitions.

Provision for Income Taxes

The following table provides a summary of our reported tax rate:

PERCENT	**2009**	2008	2007
Reported tax rate	**32.5%**	31.1%	30.6%
Tax rate impact of:			
Special gains and charges	**(0.6)**	0.2	0.7
Discrete tax items	**(0.2)**	0.3	3.1
Non-GAAP adjusted effective tax rate	**31.7%**	31.6%	34.4%

Our reported tax rate includes discrete impacts from special gains and charges and discrete tax events. Our adjusted effective income tax rate in 2009 was comparable to 2008. The reduction in our adjusted effective income tax rate in 2008 from 2007 was primarily due to increased tax benefits from international operations, including global rate reductions.

The 2009 reported tax rate was impacted by $20.4 million of tax items including $21.5 million of net tax benefits on special gains and charges as well as $1.1 million of discrete tax net charges. Discrete tax items in 2009 included tax benefits of $3.4 million related to prior year reserve adjustments which were more than offset by $4.5 million of tax charges related to optimizing our business structure.

The 2008 reported tax rate was impacted by $11.0 million of tax items including $9.1 million of net tax benefits on special gains and charges as well as $1.9 million of discrete tax benefits. Discrete tax items in 2008 included $4.8 million of discrete tax benefits recorded in the first quarter due to enacted tax legislation and an international rate change. 2008 also included $2.1 million of discrete tax expense recorded in the third quarter related to recognizing adjustments from filing our 2007 U.S. federal income tax return and $0.8 million of discrete tax expense recorded in the fourth quarter.

The 2007 reported tax rate was impacted by $29.5 million of tax items including $10.2 million of net tax benefits on special gains and charges as well as $19.3 million of discrete tax benefits. Discrete tax benefits in 2007 included $5.4 million of discrete tax benefits recorded in the second quarter for tax audit settlements, $8.6 million of discrete tax benefits recorded in the third quarter for reductions in net deferred tax liabilities related to international tax rate changes and $5.3 million of tax benefits recorded in the fourth quarter primarily due to tax audit settlements.

Net Income Attributable to Ecolab

MILLIONS	2009	2008	2007	PERCENT CHANGE 2009	PERCENT CHANGE 2008
Reported GAAP net income	$ 417.3	$ 448.1	$ 427.2	(7)%	5%
Adjustments:					
Special gains and charges	58.2	16.8	9.5		
Discrete tax expense (benefit)	1.1	(1.9)	(19.3)		
Non-GAAP adjusted net income	$ 476.6	$ 463.0	$ 417.4	3%	11%

Diluted Net Income Per Common Share (EPS)

DOLLARS	2009	2008	2007	PERCENT CHANGE 2009	PERCENT CHANGE 2008
Reported GAAP EPS	$ 1.74	$ 1.80	$ 1.70	(3)%	6%
Adjustments:					
Special gains and charges	0.24	0.07	0.04		
Discrete tax expense (benefit)	0.00	(0.01)	(0.08)		
Non-GAAP adjusted EPS	$ 1.99	$ 1.86	$ 1.66	7%	12%

Note: Per share amounts do not necessarily sum due to rounding.

Net income attributable to Ecolab for 2009 decreased 7% to $417 million. On a per share basis, diluted net income per share decreased 3% to $1.74. Amounts for both 2009 and 2008 included special gains and charges and discrete tax items. Excluding these items from both years adjusted net income attributable to Ecolab increased 3% and adjusted diluted net income per share increased 7%. Currency translation had an unfavorable impact of approximately $25 million, net of tax, or $0.10 per share for 2009 compared to 2008.

Net income attributable to Ecolab increased 5% to $448 million in 2008 compared to $427 million in 2007. Diluted net income per share increased 6% to $1.80 per share in 2008, compared to $1.70 per share in 2007. Both years included special gains and charges and discrete tax items. Excluding these items from both years, adjusted net income attributable to Ecolab increased 11% and adjusted diluted net income per share increased 12%. Our 2008 adjusted net income attributable to Ecolab growth was also favorably impacted by currency translation of approximately $13 million, net of tax, and a lower adjusted effective income tax rate compared to 2007.

Segment Performance

Our operating segments have been aggregated into three reportable segments: U.S. Cleaning & Sanitizing, U.S. Other Services and International. We evaluate the performance of our International operations based on fixed rates of foreign currency exchange. Therefore, International sales and operating income totals, as well as the International financial information included in this financial discussion, are based on translation into U.S. dollars at the fixed foreign currency exchange rates used by management for 2009. The difference between actual currency exchange rates and the fixed currency exchange rates used by management is included in "Effect of foreign currency translation" within our operating segment results. All other accounting policies of the reportable segments are consistent with U.S. GAAP and the accounting policies of the company described in Note 2. Additional information about our reportable segments is included in Note 16.

Sales by Reportable Segment

MILLIONS	2009	2008	2007	PERCENT CHANGE 2009	PERCENT CHANGE 2008
Net sales					
United States					
Cleaning & Sanitizing	$ 2,663	$ 2,661	$2,351	0%	13%
Other Services	450	469	450	(4)	4
Total United States	3,113	3,130	2,801	(1)	12
International	2,675	2,651	2,492	1	6
Total	5,788	5,781	5,293	0	9
Effect of foreign currency translation	113	357	177		
Consolidated	$ 5,901	$ 6,138	$5,470	(4)%	12%

UNITED STATES CLEANING & SANITIZING


SALES
Millions
$2,351
2007
$2,661
2008
$2,663
2009
BUSINESS MIX
Percentage
2%
2%
8%
12%
20%
1%
Specialty Markets
55%
Institutional

Sales for our largest U.S. Cleaning & Sanitizing businesses were as follows:

Institutional - Sales declined 3% in 2009 compared to 2008. New account gains, success with new products and appropriate pricing enabled us to outperform our markets in an unusually soft restaurant and lodging market environment. We continue to see strong results for our Apex™ solids warewashing line due to customer demand for energy and cost savings solutions. While our markets are expected to remain soft over the near term, we remain confident in their long-term potential, and that our investments in business development, innovation and productivity improvements will continue to deliver steady long-term growth.

Food & Beverage - Sales decreased 1% as good results for our core Food & Beverage business were offset by lower Ecovation sales. Excluding the impact of Ecovation, our core Food & Beverage business continued to perform well as sales rose 5%. Food & Beverage enjoyed good gains in the dairy, beverage and food markets as pricing, corporate account wins and new products offset soft results in agri and meat & poultry markets. Water care sales in 2009 were similar to results in 2008. Ecovation experienced a sales decline in 2009 as the sales comparison was negatively impacted by the timing of a large Ecovation project sale in the first quarter of 2008, with the remainder of the unfavorability driven by delays in design/build projects due to the overall economic climate which is causing customers to be reluctant to make capital investments.

Kay - Sales were strong in 2009 growing 9% compared to the prior year. Quick service restaurant sales experienced solid growth benefiting from new accounts, new product introductions and growth at existing customers. The food retail business showed strong results due to new account growth.

Healthcare - Sales increased 11% for 2009. Business acquisitions contributed 2% to the year over year sales growth. Continued solid growth from our infection barrier business and hand hygiene products led the results. Sales growth has also benefited from H1N1 related sales of hand sanitizers during 2009.

UNITED STATES OTHER SERVICES


SALES
Millions
$450
2007
$469
2008
$450
2009
BUSINESS MIX
Percentage
GCS Service 27%
73% Pest Elimination

U.S. Other Services sales decreased 4% in 2009. Sales for our U.S. Other Services businesses were as follows:

Pest Elimination - Pest Elimination experienced a 1% sales decline in 2009 as weakness in full service restaurants and hospitality more than offset gains in the quick service restaurant and food & beverage plant markets. Both contract and non-contract services were lower. New account gains are being offset by customer cancellations as our customers focused on reducing their spending due to the soft economy.

GCS Service - Sales declined 11% in 2009 compared to the prior year. The difficult economic conditions and uncertainty in the foodservice market caused existing customers to delay repairs and maintenance, and prospective customers to delay the start of new programs. We also chose to exit some low-margin business during the year. Despite the challenging environment, our corporate account prospect pipeline remains healthy.

INTERNATIONAL


SALES
Millions
$2,492
2007
$2,651
2008
$2,675
2009
BUSINESS MIX
Percentage
Canada 7%
Latin America 9%
Asia Pacific 18%
66% Europe/ Middle East/ Africa

We evaluate the performance of our International operations based on fixed rates of foreign currency exchange. When measured in fixed currency rates, sales for our International operations increased 1% in 2009. When measured at public foreign currency rates, International sales decreased 7%. Fixed currency sales changes for our International regions were as follows:

Europe, Middle East and Africa (EMEA) - Sales declined 2% in 2009 compared to 2008 as the significant slowdown in foodservice and hospitality markets in Europe more than offset sales growth in the Middle East and Africa. In Europe, sales growth in the U.K. was offset by lower sales in Germany, France and Italy as the region continues to be negatively impacted by the global economic recession. From a divisional perspective, our Healthcare business continued to show solid growth in the region while Institutional, Food & Beverage, Textile Care and Pest Elimination businesses all reported modest sales declines. In 2009 we continued the implementation of our new business information system, EBS, which will provide the platform to effectively manage our pan-European business to drive growth and more efficiently operate our supply chain.

Asia Pacific - Sales increased 4% in 2009 compared to the prior year. New customer account gains and increased product penetration in key markets helped overcome the impact of economic uncertainty and low levels of business travel and tourism in the region. Sales growth in the region continued to be led by growth in Food & Beverage. From a country perspective, sales growth has been driven by China, Australia and New Zealand.

Latin America - We continue to experience strong sales growth in Latin America as sales in the region increased 8% in 2009. Our Institutional, Food & Beverage and Pest Elimination businesses all showed strong gains in the region against weak economic conditions. Growth was driven by new corporate account wins and increased product penetration within existing accounts. This helped to offset the economic slowdown brought about by the global recession and the initial H1N1 virus outbreak in Mexico that negatively impacted the tourism and lodging industry throughout the region. From a country perspective, sales were led by continued strong gains in Venezuela and Brazil.

Canada - Sales increased 8% in 2009. Sales growth was led by strong results from Food & Beverage, driven by new account gains and product price increases. Institutional also reported sales growth in 2009 led by pricing, success with distributor partners and new account wins during the year.

Operating Income by Reportable Segment

MILLIONS	**2009**	2008	2007
Operating income			
United States			
Cleaning & Sanitizing	**$ 495**	$ 430	$ 394
Other Services	**66**	52	41
Total United States	**561**	482	435
International	**209**	236	247
Total	**770**	718	682
Corporate	**(104)**	(55)	(40)
Effect of foreign currency translation	**15**	50	27
Consolidated	**$ 681**	$ 713	$ 669
Operating income as a percent of net sales			
United States			
Cleaning & Sanitizing	**18.6%**	16.2%	16.8%
Other Services	**14.6**	11.1	9.1
Total United States	**18.0**	15.4	15.5
International	**7.8**	8.9	9.9
Consolidated	**11.5%**	11.6%	12.2%

U.S. Cleaning & Sanitizing operating income increased 15% in 2009 compared to 2008. As a percentage of net sales, operating income increased to 18.6% in 2009 from 16.2% in 2008. Increased pricing, favorable raw material costs and cost savings actions drove the significant operating income growth in 2009.

U.S. Other Services operating income increased 27% in 2009. As a percentage of net sales, operating income increased to 14.6% in 2009 from 11.1% in 2008. Operating income growth was driven by good operating income growth at Pest Elimination and significant improvement in GCS Service operating results compared to 2008. Operating income benefited from pricing, cost savings actions and well-managed spending.

International fixed currency operating income decreased 12% in 2009 compared to 2008. The International operating income margin was 7.8% in 2009 compared to 8.9% in 2008. Pricing gains and cost savings efforts were unable to fully offset raw material and other cost increases, and continued investment in the business. When measured at public currency rates, operating income declined 21% in 2009.

Operating income margins of our International operations are generally less than those realized for our U.S. operations. The lower International margins are due to (i) the smaller scale of International operations where many operating locations are smaller in size, (ii) the additional cost of operating in numerous and diverse foreign jurisdictions and (iii) higher costs of importing certain raw materials and finished goods in some regions. Proportionately larger investments in sales, technical support and administrative personnel are also necessary in order to facilitate the growth of our International operations.

Corporate

The corporate segment includes special gains and charges reported on the Consolidated Statement of Income of $80 million, $26 million and $20 million for 2009, 2008 and 2007, respectively. It also included investments in the development of business systems and other corporate investments we made during the last three years as part of our ongoing efforts to improve our efficiency and returns.

2008 Compared With 2007

U.S. Cleaning & Sanitizing sales increased 13% in 2008. Acquisitions added 7% of the 13% year-over-year sales growth. Sales growth was led by Kay, Healthcare and Food & Beverage gains. Institutional sales increased 5% in 2008 as we saw very strong sales of our new Apex™ warewashing system due to customer demand for energy and cost saving solutions. New business gains also continued, but were partially offset by lower consumption among our foodservice and lodging customers as they experienced a softening of their traffic trends due to the economic environment. Beginning in the first quarter of 2008, following the Ecovation acquisition, we combined our Water Care Services and Ecovation businesses into our Food & Beverage division. Food & Beverage customers are the primary targets for our Water Care sales and there are potential synergies and efficiencies available between Water Care and Ecovation. Combined Food & Beverage sales, including Water Care and Ecovation, increased 17% in 2008 compared to 2007. The acquisition of Ecovation added 8% to the sales growth. Sales were led by strong growth in the agri, meat & poultry and dairy market segments. New business gains, growth at existing accounts and customer retention continue to fuel organic growth in spite of more difficult market conditions in 2008. Kay sales grew 15% in 2008. Kay's strong sales growth reflected new account gains and success with new products and programs. Business trends were strong with very good ongoing demand from new and existing quick service restaurant customers. Sales for our Healthcare business increased significantly in 2008, reflecting the impact of the Microtek acquisition in the fourth quarter of 2007. Excluding the impact of the Microtek acquisition, Healthcare sales rose 11% for the year reflecting continued end-market demand for our infection control and skin care products. The Microtek business reported strong sales growth for the year led by sales of their infection control barriers.

U.S. Other Services sales increased 4% in 2008. Pest Elimination reported 7% sales growth for the year led by continued growth in contract services due to the addition of new customer locations and new programs. Sales growth slowed beginning in the fourth quarter of 2008 as we saw reduced discretionary spending by our Pest Elimination customers due to the current recession. GCS Service sales declined 1% in 2008 compared to 2007. Moderate service sales growth was offset by a decline in direct parts sales during the year. GCS Service sales declined beginning in the fourth quarter due to softness in the foodservice market and reduced discretionary spending on equipment maintenance.

We evaluate the performance of our International operations based on fixed rates of foreign currency exchange. Fixed rate sales of our International operations grew 6% in 2008. The net impact of acquisitions and divestitures did not have a significant impact on total International year-over-year sales growth in 2008. Sales in EMEA increased 3% in 2008 led by sales growth in Germany, U.K., Turkey and South Africa. The net impact of acquisitions and divestitures reduced EMEA sales growth by 2% compared to 2007, primarily due to the divestiture of a business in the U.K. Asia Pacific sales grew 8% in 2008 led by double-digit growth in China and Hong Kong as well as good growth in Australia and New Zealand. Asia Pacific sales benefited from new corporate accounts and good results in the beverage and brewery market. Latin America sales continued to be strong, rising 15% in 2008 as sales were strong throughout the region. The increase over 2007 was led by double-digit growth in Brazil, Chile and the Caribbean. Sales benefited from new account gains, growth of existing accounts and success with new programs. In the fourth quarter of 2008 we began to experience some softening in the Latin America region, primarily Mexico and the Caribbean, due to the current economic environment. Sales in Canada increased 6% in 2008. Sales growth in Canada continued to be led by Institutional growth due to new products and good account retention.

U.S. Cleaning & Sanitizing operating income increased 9% in 2008. As a percentage of net sales, operating income decreased to 16.2% in 2008 from 16.8% in 2007. Acquisitions reduced operating income growth by 2%. Operating income increased as sales volume, pricing, improved cost efficiencies and variable compensation reductions more than offset higher delivered product costs.

U.S. Other Services operating income increased 27% in 2008 compared to 2007. Operating income growth was driven by continued operating income growth at Pest Elimination. GCS operating results improved in the fourth quarter of 2008 but were flat for the full year. As a percentage of net sales, operating income increased to 11.1% in 2008 from 9.1% in 2007. The increase in the ratio was primarily due to continued profit growth at Pest Elimination as well as a favorable comparison to 2007 which included legal charges at Pest Elimination and system implementation costs at GCS.

International fixed rate operating income decreased 4% in 2008 compared to 2007. The International operating income margin was 8.9% in 2008 compared to 9.9% in 2007. Higher delivered product costs and investments in our international business more than offset sales gains, driving the decline in operating income in 2008. When measured at public currency rates, operating income increased 3% in 2008. Acquisitions and divestitures did not have a significant impact on International operating income.

FINANCIAL POSITION & LIQUIDITY

Financial Position

Significant changes in our financial position during 2009 included the following:

Total assets increased to $5.0 billion as of December 31, 2009 from $4.8 billion at December 31, 2008. The increase was primarily due to the impact of foreign currency exchange rates, which increased the value of international assets on our balance sheet when translated into U.S. dollars. The increase due to currency translation more than offset reductions in accounts receivables, inventory and other assets on our balance sheet when measured using local currencies before translation into U.S. dollars.

Total liabilities decreased to $3.0 billion at December 31, 2009 from $3.2 billion at December 31, 2008 primarily due to a decrease in our short-term debt and a reduction of our U.S. pension liability, which more than offset an increase in liabilities due to currency translation.

TOTAL DEBT TO CAPITALIZATION

PERCENT


34%
2007
42%
2008
32%
2009
Total Debt 32%
68% Shareholders' Equity

Total debt was $1.0 billion at December 31, 2009 and decreased from total debt of $1.1 billion at December 31, 2008. Our debt continued to be rated within the "A" categories by the major rating agencies during 2009. The decrease in total debt was primarily due to the paydown of our outstanding commercial paper during 2009. In February 2008, we issued and sold $250 million of 4.875% senior unsecured notes that mature in 2015. The proceeds were used to refinance outstanding commercial paper related to acquisitions and for general corporate purposes. The ratio of total debt to capitalization (total debt divided by the sum of total equity and total debt) was 32% at year-end 2009 and 42% at year-end 2008. The debt to capitalization ratio was lower at year-end 2009 due to the decrease in debt as well as an increase in equity due to cumulative translation adjustments and an increase in retained earnings. We view our debt to capitalization ratio as an important indicator of our creditworthiness.

Cash Flows

CASH PROVIDED BY OPERATING ACTIVITIES

MILLIONS


$590
2005
$628
2006
$798
2007
$753
2008
$695
2009

Cash provided by operating activities decreased to $695 million in 2009 compared to $753 million in 2008. The decrease in operating cash flow was primarily due to an increase in pension plan contributions. In 2009 we made voluntary contributions of $225 million to our U.S. pension plan compared to $75 million in 2008. Operating cash flow in 2009 was also negatively impacted by the payment of a $35 million legal settlement, higher tax payments and restructuring payments of $50 million in 2009, compared to 2008. 2009 operating cash flow benefited from lower working capital, including improved accounts receivable collection and lower inventory. 2008 operating cash flow included $30 million of proceeds from the sale of Ecovation lease receivables. Our bad debt expense increased to $27 million or 0.4% of net sales in 2009 from $23 million or 0.4% of net sales in 2008. We continue to monitor our receivable portfolio and the creditworthiness of our customers closely and do not expect our future cash flow to be materially impacted. Historically, we have had strong operating cash flow, and we anticipate this will continue. We expect to continue to use this cash flow to pay dividends, acquire new businesses, repurchase our common stock, pay down debt and meet our ongoing obligations and commitments.

Cash used for investing activities decreased significantly in 2009 compared to 2008 and 2007, primarily due to decreased acquisition activity and capital expenditures. We reduced our capital spending in 2009 due to the slower economic environment, efforts to more efficiently allocate and utilize equipment and as we focused on restructuring and streamlining our business operations. Cash used for investing activities in 2008 included a $21 million deposit into an indemnification escrow for a portion of the purchase price for the Ecovation acquisition. We continue to target strategic business acquisitions which complement our growth strategy. We also continue to invest in merchandising equipment consisting primarily of systems used by our customers to dispense our cleaning and sanitizing products. We expect to continue to make significant capital investments and acquisitions in the future to support our long-term growth.

Our cash flows from financing activities reflect issuances and repayment of debt, common stock repurchases, dividend payments and proceeds from common stock issuances related to our equity incentive programs. 2009 financing activities included a $242 million paydown of our U.S. commercial paper and $69 million of share repurchases. 2008 financing activities included the issuance of $250 million 4.875% senior notes and $337 million of share repurchases. 2007 financing activities included the repayment of our euro 300 million ($390 million) 5.375% euronotes in February 2007 and $371 million of share repurchases, offset partially by short-term borrowings. Share repurchases were funded with operating cash flows, short-term borrowing and cash from the exercise of employee stock options. Shares are repurchased for the purpose of offsetting the dilutive effect of stock options and incentives, to efficiently return capital to shareholders and for general corporate purposes. Cash proceeds and tax benefits from option exercises provide a portion of the funding for repurchase activity.

In December 2009, we increased our indicated annual dividend rate for the 18th consecutive year. We have paid dividends on our common stock for 73 consecutive years. Cash dividends declared per share of common stock, by quarter, for each of the last three years were as follows:

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
2009	**$0.1400**	**$0.1400**	**$0.1400**	**$0.1550**	**$0.5750**
2008	0.1300	0.1300	0.1300	0.1400	0.5300
2007	0.1150	0.1150	0.1150	0.1300	0.4750

Liquidity and Capital Resources

We currently expect to fund all of our cash requirements which are reasonably foreseeable for 2010, including scheduled debt repayments, new investments in the business, share repurchases, dividend payments, possible business acquisitions and pension contributions from operating cash flow, cash reserves and additional short-term and/or long-term borrowings. In the event of a significant acquisition or other significant funding need, funding may occur through additional short and/or long-term borrowings or through the issuance of the company's common stock.

Beginning in the third quarter of 2008, global credit markets, including the commercial paper markets, began experiencing adverse conditions, and volatility within these markets temporarily increased the costs associated with issuing debt due to increased spreads over relevant interest rate benchmarks. We continued to have access to the commercial paper market during this volatile and disruptive period. While the credit markets have improved and stabilized in 2009, we believe we are well-positioned to manage any renewed volatility in the credit markets as a result of our A-1/P-1 short term debt ratings and strong operating cash flow.

As of December 31, 2009, we had $74 million of cash and cash equivalents on hand and expect our operating cash flow to remain strong. Additionally, we have a $600 million multi-year credit facility with a diverse group of banks which expires in June 2012. The credit facility supports our $600 million U.S. commercial paper program and our $200 million European commercial paper program. Combined borrowing under these two commercial paper programs may not exceed $600 million. As of December 31, 2009, we had $74 million outstanding in our U.S. commercial paper program and no amounts outstanding under our European commercial paper program. Both programs are rated A-1 by Standard & Poor's and P-1 by Moody's.

In addition, we have other committed and uncommitted credit lines of $150 million with major international banks and financial institutions to support our general global funding needs. Approximately $134 million of these credit lines were undrawn and available for use as of our 2009 year end.

We are in compliance with all covenants and other requirements of our credit agreements and indentures.

A downgrade in our credit rating could limit or preclude our ability to issue commercial paper under our current programs. A credit rating downgrade could also adversely affect our ability to renew existing or negotiate new credit facilities in the future and could increase the cost of these facilities.

Should this occur, we could seek additional sources of funding, including issuing term notes or bonds. In addition, we have the ability, at our option, to draw upon our $600 million committed credit facility prior to their termination.

A schedule of our obligations under various notes payable, long-term debt agreements, operating leases with noncancelable terms in excess of one year, interest obligations and benefit payments are summarized in the following table:

MILLIONS		PAYMENTS DUE BY PERIOD			
Contractual obligations	TOTAL	LESS THAN 1 YEAR	2-3 YEARS	4-5 YEARS	MORE THAN 5 YEARS
Notes payable	$ 91	$ 91	$ –	$ –	$ –
Long-term debt	859	2	153	190	514
Capital lease obligations	18	6	7	4	1
Operating leases	203	61	81	36	25
Interest*	197	45	69	58	25
Benefit payments**	1,007	72	160	180	595
Total contractual cash obligations	$ 2,375	$ 277	$ 470	$ 468	$ 1,160

* Interest on variable rate debt was calculated using the interest rate at year-end 2009.

** Benefit payments are paid out of the company's pension and postretirement health care benefit plans.

As of December 31, 2009, our gross liability for uncertain tax positions was $117 million. We are not able to reasonably estimate the amount by which the liability will increase or decrease over an extended period of time or whether a cash settlement of the liability will be required. Therefore, these amounts have been excluded from the schedule of contractual obligations.

We are not required to make any contributions to our U.S. pension and postretirement healthcare benefit plans in 2010, based on plan asset values as of December 31, 2009 and have not determined whether or not we will do so. We are in compliance with all funding requirements of our pension and postretirement health care plans. We are required to fund certain international pension benefit plans in accordance with local legal requirements. We estimate contributions to be made to our international plans will approximate $28 million in 2010. These amounts have been excluded from the schedule of contractual obligations.

We lease sales and administrative office facilities, distribution center facilities and other equipment under longer-term operating leases. Vehicle leases are generally shorter in duration. Vehicle leases have guaranteed residual value requirements that have historically been satisfied primarily by the proceeds on the sale of the vehicles.

Except for approximately $53 million of letters of credit supporting domestic and international commercial relationships and transactions, primarily for our North America self-insurance program, we do not have significant unconditional purchase obligations, or significant other commercial commitments, such as commitments under lines of credit, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments.

Off-Balance Sheet Arrangements

Other than operating leases, we do not have any off-balance sheet financing arrangements. See Note 12 for information on our operating leases. We do not have relationships with unconsolidated entities or financial partnerships, such as entities often referred to as "special purposes entities", which are sometimes established for the purpose of facilitating off-balance sheet financial arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

New Accounting Pronouncements

Effective January 1, 2009, we adopted the provisions of new FASB guidance on noncontrolling interests and revised our current and prior year financial statement presentation in accordance with this guidance. See Note 2 for further information on this adoption and other new accounting pronouncements.

Market Risk

We enter into contractual arrangements (derivatives) in the ordinary course of business to manage foreign currency exposure and interest rate risks. We do not enter into derivatives for trading purposes. Our use of derivatives is subject to internal policies that provide guidelines for control, counterparty risk and ongoing monitoring and reporting and is designed to reduce the volatility associated with movements in foreign exchange and interest rates on our income statement and cash flows.

We enter into foreign currency forward contracts to hedge certain intercompany financial arrangements, and to hedge against the effect of exchange rate fluctuations on transactions related to cash flows denominated in currencies other than U.S. dollars. See Note 8 for further information on our hedging activity.

We manage interest expense using a mix of fixed and floating rate debt. To help manage borrowing costs, we may enter into interest rate swap agreements. Under these arrangements, we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. As of December 31, 2009 and 2008, we did not have any interest rate swaps outstanding.

Based on a sensitivity analysis (assuming a 10% adverse change in market rates) of our foreign exchange and interest rate derivatives and other financial instruments, changes in exchange rates or interest rates would not materially affect our financial position and liquidity. The effect on our results of operations would be substantially offset by the impact of the hedged items.

Subsequent Events

Beginning in 2010, Venezuela has been designated hyper-inflationary and as such all foreign currency fluctuations are recorded in income. On January 8, 2010 the Venezuelan government devalued its currency (Bolivar Fuerte). As a result of the devaluation, we recorded a charge of approximately $4 million, net of tax, in the first quarter of 2010 due to the remeasurement of the local balance sheet. We expect that future ongoing currency gains and losses related to the translation of the Venezuela local financial statements will not have a material impact on our future consolidated results of operations or financial position.

In February 2010, our Board of Directors authorized the repurchase of up to 10 million shares of our common stock. As of December 31, 2009, 2,720,784 shares remained to be repurchased under previous authorization. We intend to repurchase all shares under both authorizations, for which no expiration dates have been established, in open market or privately negotiated transactions, subject to market conditions.

We have evaluated and determined that there were no other material subsequent events required to be recognized or disclosed as of February 26, 2010, the date these financial statements were issued.

Non-GAAP Financial Measures

This Financial Discussion includes financial measures that have not been calculated in accordance with accounting principles generally accepted in the U.S. (GAAP). These Non-GAAP measures include fixed currency sales and fixed currency operating income, adjusted operating income, adjusted effective tax rate, adjusted net income attributable to Ecolab and adjusted diluted net income per share amounts. We provide these measures as additional information regarding our operating results. We use these Non-GAAP measures internally to evaluate our performance and in making financial and operational decisions, including with respect to incentive compensation. We believe that our presentation of these measures provides investors with greater transparency with respect to our results of operations and that these measures are useful for period-to-period comparison of results.

We include in special gains and charges items that are unusual in nature, significant in amount and important to an understanding of underlying business performance. In order to better allow investors to compare underlying business performance period-to-period, we provide adjusted operating income, adjusted net income and adjusted diluted net income per share, which exclude special gains and charges and discrete tax items.

The adjusted effective tax rate measure promotes period-to-period comparability of the underlying effective tax rate because the amounts excluded do not necessarily reflect costs associated with historical trends or expected future costs.

We evaluate the performance of our international operations based on fixed currency rates of foreign exchange. Fixed currency sales and fixed currency operating income measures eliminate the impact of exchange rate fluctuations on our international sales and operating income, respectively, and promote a better understanding of our underlying sales and operating income trends. Fixed currency amounts are based on translation into U.S. dollars at fixed foreign currency exchange rates established by management at the beginning of 2009.

These measures are not in accordance with, or an alternative to GAAP, and may be different from Non-GAAP measures used by other companies. Investors should not rely on any single financial measure when evaluating our business. We recommend that investors view these measures in conjunction with the GAAP measures included in this Financial Discussion and have provided reconciliations of reported GAAP amounts to the Non-GAAP amounts.

Forward-Looking Statements and Risk Factors

This financial discussion and other portions of this Annual Report to Shareholders contain various "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include expectations concerning items such as:

- business acquisitions
- system implementations
- restructuring charges and cost savings
- cash flows
- loss of customers and bad debt
- debt repayments
- disputes and claims
- environmental and regulatory considerations
- share repurchases
- global economic conditions, credit risk and currency gains and losses
- pension expenses and potential contributions
- new accounting pronouncements
- income taxes, including unrecognized tax benefits or uncertain tax positions
- borrowing capacity
- liquidity requirements
- sales and earnings growth
- end market trends and demand for our products and services
- new product and program introductions
- progress on sustainability
- investments
- and operating efficiencies and SKU reduction

Without limiting the foregoing, words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "we believe," "we expect," "estimate," "project" (including the negative or variations thereof) or similar terminology, generally identify forward-looking statements. Forward-looking statements may also represent challenging goals for us. We caution that undue reliance should not be placed on such forward-looking statements, which speak only as of the date made. Some of the factors which could cause results to differ from those expressed in any forward-looking statements are set forth under Item 1A of our Form 10-K for the year ended December 31, 2009, entitled Risk Factors.

In addition, we note that our stock price can be affected by fluctuations in quarterly earnings. There can be no assurances that our earnings levels will meet investors' expectations. Except as may be required under applicable law, we undertake no duty to update our Forward-Looking Statements.

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE)	**2009**	2008	2007
Net sales	**$ 5,900.6**	$ 6,137.5	$ 5,469.6
Operating expenses			
Cost of sales (including special charges of $12.6 in 2009)	**2,978.0**	3,141.6	2,691.7
Selling, general and administrative expenses	**2,174.2**	2,257.2	2,089.2
Special gains and charges	**67.1**	25.9	19.7
Operating income	**681.3**	712.8	669.0
Interest expense, net	**61.2**	61.6	51.0
Income before income taxes	**620.1**	651.2	618.0
Provision for income taxes	**201.4**	202.8	189.1
Net income including noncontrolling interest	**418.7**	448.4	428.9
Less: Net income attributable to noncontrolling interest	**1.4**	0.3	1.7
Net income attributable to Ecolab	**$ 417.3**	$ 448.1	$ 427.2
Net income attributable to Ecolab per common share			
Basic	**$ 1.76**	$ 1.83	$ 1.73
Diluted	**$ 1.74**	$ 1.80	$ 1.70
Dividends declared per common share	**$ 0.5750**	$ 0.5300	$ 0.4750
Weighted-average common shares outstanding			
Basic	**236.7**	245.4	246.8
Diluted	**239.9**	249.3	251.8

CONSOLIDATED BALANCE SHEET

DECEMBER 31 (MILLIONS)	**2009**	2008
ASSETS		
Current assets		
Cash and cash equivalents	**$ 73.6**	$ 66.7
Accounts receivable, net	**1,016.1**	971.0
Inventories	**493.4**	467.2
Deferred income taxes	**83.9**	94.7
Other current assets	**147.2**	91.5
Total current assets	**1,814.2**	1,691.1
Property, plant and equipment, net	**1,176.2**	1,135.2
Goodwill	**1,414.1**	1,267.7
Other intangible assets, net	**312.5**	326.7
Other assets	**303.9**	336.2
Total assets	**$ 5,020.9**	$ 4,756.9
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term debt	**$ 98.5**	$ 338.9
Accounts payable	**360.9**	359.6
Compensation and benefits	**302.1**	261.1
Income taxes	**21.8**	46.3
Other current liabilities	**466.9**	436.0
Total current liabilities	**1,250.2**	1,441.9
Long-term debt	**868.8**	799.3
Postretirement health care and pension benefits	**603.7**	680.2
Other liabilities	**288.6**	256.5
Shareholders' equity (a)		
Common stock	**329.8**	328.0
Additional paid-in capital	**1,179.3**	1,090.5
Retained earnings	**2,898.1**	2,617.0
Accumulated other comprehensive loss	**(232.9)**	(359.1)
Treasury stock	**(2,173.4)**	(2,104.8)
Total Ecolab shareholders' equity	**2,000.9**	1,571.6
Noncontrolling interest	**8.7**	7.4
Total equity	**2,009.6**	1,579.0
Total liabilities and equity	**$ 5,020.9**	$ 4,756.9

(a) Common stock, 400.0 million shares authorized, $1.00 par value, 236.6 million shares outstanding at December 31, 2009, 236.2 million shares outstanding at December 31, 2008.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	**2009**	2008	2007
OPERATING ACTIVITIES			
Net income including noncontrolling interest	**$ 418.7**	$ 448.4	$ 428.9
Adjustments to reconcile net income including noncontrolling interest to cash provided by operating activities:			
Depreciation and amortization	**334.3**	334.7	291.9
Deferred income taxes	**88.1**	80.6	2.5
Share-based compensation expense	**37.3**	33.6	37.9
Excess tax benefits from share-based payment arrangements	**(7.7)**	(8.2)	(20.6)
Pension and postretirement plan contributions	**(263.7)**	(112.4)	(40.7)
Pension and postretirement plan expense	**82.0**	73.6	80.9
Restructuring, net of cash paid	**22.4**		
Gain on sale of plant		(24.5)	
Gain on sale of businesses		(1.7)	(11.0)
Business write-downs and closures	**2.4**	19.1	
Other, net	**12.9**	7.0	6.9
Changes in operating assets and liabilities:			
Accounts receivable	**45.1**	(89.9)	(34.4)
Inventories	**13.0**	(57.5)	(19.3)
Other assets	**(30.7)**	6.8	20.7
Accounts payable	**(25.1)**	30.0	(10.0)
Other liabilities	**(34.0)**	13.6	63.9
Cash provided by operating activities	**695.0**	753.2	797.6
INVESTING ACTIVITIES			
Capital expenditures	**(252.5)**	(326.7)	(306.5)
Capitalized software expenditures	**(44.8)**	(67.8)	(55.0)
Property sold	**11.7**	36.4	7.4
Businesses acquired and investments in affiliates, net of cash acquired	**(14.4)**	(203.8)	(329.4)
Sale of businesses	**0.7**	2.2	19.8
Deposit into indemnification escrow		(21.0)	
Cash used for investing activities	**(299.3)**	(580.7)	(663.7)
FINANCING ACTIVITIES			
Net (repayments) issuances of notes payable	**(244.0)**	(67.8)	279.9
Long-term debt borrowings		257.7	
Long-term debt repayments	**(6.4)**	(3.9)	(394.2)
Reacquired shares	**(68.8)**	(337.2)	(371.4)
Cash dividends on common stock	**(132.7)**	(128.5)	(114.0)
Exercise of employee stock options	**46.4**	36.4	96.7
Excess tax benefits from share-based payment arrangements	**7.7**	8.2	20.6
Other, net		(0.5)	
Cash used for financing activities	**(397.8)**	(235.6)	(482.4)
Effect of exchange rate changes on cash and cash equivalents	**9.0**	(7.6)	1.9
Increase (decrease) in cash and cash equivalents	**6.9**	(70.7)	(346.6)
Cash and cash equivalents, beginning of year	**66.7**	137.4	484.0
Cash and cash equivalents, end of year	**$ 73.6**	$ 66.7	$ 137.4
SUPPLEMENTAL CASH FLOW INFORMATION			
Income taxes paid	**$ 143.5**	$ 100.4	$ 161.0
Interest paid	**66.4**	64.3	75.5

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND EQUITY

	ECOLAB SHAREHOLDERS							
MILLIONS	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK	TOTAL ECOLAB SHAREHOLDERS' EQUITY	NON-CONTROLLING INTEREST	TOTAL
Balance December 31, 2006	$ 322.6	$ 868.2	$ 1,983.2	$ (96.5)	$ (1,397.3)	$1,680.2	$ 6.4	$ 1,686.6
Net income			427.2			427.2	1.7	428.9
Cumulative translation adjustment				128.8		128.8	0.5	129.3
Derivative instruments				(2.3)		(2.3)		(2.3)
Pension and postretirement benefits				33.1		33.1		33.1
Total comprehensive income						586.8	2.2	589.0
Distributions to noncontrolling interests							(1.4)	(1.4)
Cumulative effect accounting adoption			5.1			5.1		5.1
Cash dividends declared			(117.1)			(117.1)		(117.1)
Stock options and awards	3.9	147.0			0.5	151.4		151.4
Reacquired shares					(370.7)	(370.7)		(370.7)
Balance December 31, 2007	326.5	1,015.2	2,298.4	63.1	(1,767.5)	1,935.7	7.2	1,942.9
Net income			448.1			448.1	0.3	448.4
Cumulative translation adjustment				(233.6)		(233.6)	(0.1)	(233.7)
Derivative instruments				13.8		13.8		13.8
Unrealized gains (losses) on securities				(0.4)		(0.4)	(0.2)	(0.6)
Pension and postretirement benefits				(202.0)		(202.0)		(202.0)
Total comprehensive income						25.9	-	25.9
Distributions to noncontrolling interests							(1.1)	(1.1)
Initial investment by noncontrolling interest							1.3	1.3
Cash dividends declared			(129.5)			(129.5)		(129.5)
Stock options and awards	1.5	75.3			(0.1)	76.7		76.7
Reacquired shares					(337.2)	(337.2)		(337.2)
Balance December 31, 2008	328.0	1,090.5	2,617.0	(359.1)	(2,104.8)	1,571.6	7.4	1,579.0
Net income			**417.3**			**417.3**	**1.4**	**418.7**
Cumulative translation adjustment				**199.3**		**199.3**	**0.3**	**199.6**
Derivative instruments				**(12.0)**		**(12.0)**		**(12.0)**
Unrealized gains (losses) on securities				**0.3**		**0.3**	**0.1**	**0.4**
Pension and postretirement benefits				**(61.4)**		**(61.4)**		**(61.4)**
Total comprehensive income						**543.5**	**1.8**	**545.3**
Distributions to noncontrolling interests							**(0.3)**	**(0.3)**
Purchase of shares from noncontrolling interest							**(0.2)**	**(0.2)**
Cash dividends declared			**(136.2)**			**(136.2)**		**(136.2)**
Stock options and awards	**1.8**	**88.8**			**0.2**	**90.8**		**90.8**
Reacquired shares					**(68.8)**	**(68.8)**		**(68.8)**
Balance December 31, 2009	**$ 329.8**	**$ 1,179.3**	**$ 2,898.1**	**$ (232.9)**	**$ (2,173.4)**	**$ 2,000.9**	**$ 8.7**	**$ 2,009.6**

COMMON STOCK ACTIVITY

	2009		2008		2007	
YEAR ENDED DECEMBER 31 (SHARES)	COMMON STOCK	TREASURY STOCK	COMMON STOCK	TREASURY STOCK	COMMON STOCK	TREASURY STOCK
Shares, beginning of year	**327,953,382**	**(91,773,833)**	326,530,856	(79,705,760)	322,578,427	(71,241,560)
Stock options	**1,872,268**	**56,810**	1,422,526	60,932	3,952,429	49,197
Stock awards, net issuances		**27,342**		45,336		50,702
Reacquired shares		**(1,541,228)**		(12,174,341)		(8,564,099)
Shares, end of year	**329,825,650**	**(93,230,909)**	327,953,382	(91,773,833)	326,530,856	(79,705,760)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Ecolab Inc. (the "company") develops and markets premium products and services for the hospitality, foodservice, healthcare and industrial markets. The company provides cleaning and sanitizing products and programs, as well as pest elimination, maintenance and repair services primarily to customers in the foodservice, food and beverage processing, hospitality, healthcare, government and education, retail, textile care, commercial facilities management and vehicle wash sectors.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries. International subsidiaries are included in the financial statements on the basis of their November 30 fiscal year-ends to facilitate the timely inclusion of such entities in the company's consolidated financial reporting. All intercompany transactions and profits are eliminated in consolidation.

Use of Estimates

The preparation of the company's financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Foreign Currency Translation

Financial position and results of operations of the company's international subsidiaries are measured using local currencies as the functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. The translation adjustments related to assets and liabilities that arise from the use of differing exchange rates from period to period are included in accumulated other comprehensive loss in shareholders' equity. Income statement accounts are translated at average rates of exchange prevailing during the year. The company evaluates its International operations based on fixed rates of exchange; however, the different exchange rates from period to period impact the amount of reported income from consolidated operations.

Cash and Cash Equivalents

Cash equivalents include highly-liquid investments with a maturity of three months or less when purchased.

Allowance For Doubtful Accounts

The company estimates the balance of allowance for doubtful accounts by analyzing accounts receivable balances by age and applying historical write-off trend rates. The company's estimates include separately providing for specific customer balances when it is deemed probable that the balance is uncollectible. Account balances are charged off against the allowance when it is probable the receivable will not be recovered.

The company's allowance for doubtful accounts balance includes an allowance for the expected return of products shipped and credits related to pricing or quantities shipped of approximately $10 million as of December 31, 2009 and $9 million as of December 31, 2008 and 2007. Returns and credit activity is recorded directly to sales.

The following table summarizes the activity in the allowance for doubtful accounts:

MILLIONS	**2009**	2008	2007
Beginning balance	**$44**	$43	$38
Bad debt expense	**27**	23	16
Write-offs	**(23)**	(20)	(17)
Other*	**4**	(2)	6
Ending balance	**$52**	$44	$43

* Other amounts are primarily the effects of changes in currency translation and acquisitions.

Inventory Valuations

Inventories are valued at the lower of cost or market. Domestic chemical inventory costs are determined on a last-in, first-out (LIFO) basis. LIFO inventories represented 22% and 24% of consolidated inventories at year-end 2009 and 2008, respectively. All other inventory costs are determined on a first-in, first-out (FIFO) basis.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Merchandising equipment consists principally of various systems that dispense the company's cleaning and sanitizing products and dishwashing machines. The dispensing systems are accounted for on a mass asset basis, whereby equipment is capitalized and depreciated as a group and written off when fully depreciated. The company capitalizes both internal and external costs of development or purchase of computer software for internal use. Costs incurred for data conversion, training and maintenance associated with capitalized software are expensed as incurred.

Depreciation is charged to operations using the straight-line method over the assets' estimated useful lives ranging from 5 to 40 years for buildings and leaseholds, 3 to 11 years for machinery and equipment and 3 to 7 years for merchandising equipment and capital software. Total depreciation expense was $290 million, $286 million and $261 million for 2009, 2008 and 2007, respectively. Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and improvements, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated.

Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets arise principally from business acquisitions. Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. Other intangible assets primarily include customer relationships, intellectual property, trademarks and other technology. The fair value of identifiable intangible assets is estimated based upon discounted future cash flow projections and other acceptable valuation methods. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. The weighted-average useful life of other intangible assets was 13 years as of December 31, 2009 and December 31, 2008.

The weighted-average useful life by type of asset at December 31, 2009 is as follows:

NUMBER OF YEARS	
Customer relationships	12
Intellectual property	12
Trademarks	19
Other	6

The straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the company in each reporting period. The company evaluates the remaining useful life of its intangible assets that are being amortized each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset's remaining useful life is changed, the remaining carrying amount of the intangible asset will be amortized prospectively over that revised remaining useful life. Total amortization expense related to other intangible assets during the last three years and future estimated amortization is as follows:

MILLIONS	
2007	$30
2008	48
2009	42
2010	43
2011	42
2012	41
2013	38
2014	28

The company tests goodwill for impairment on an annual basis during the second quarter for all reporting units. The company's reporting units are its operating segments. If circumstances change significantly, the company would also test a reporting unit for impairment during interim periods between the annual tests. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. Fair values of reporting units are established using a discounted cash flow method. Where available and as appropriate, comparative market multiples are used to corroborate the results of the discounted cash flow method. Based on the company's testing, there has been no impairment of goodwill during the three years ended December 31, 2009.

Long-Lived Assets

The company periodically reviews its long-lived assets for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss may be recognized when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated by the excess of the asset's carrying value over its fair value.

Revenue Recognition

The company recognizes revenue as services are performed or on product sales at the time title to the product and risk of loss transfers to the customer. The company's sales policies do not provide for general rights of return. Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The company records estimated reductions to revenue for customer programs and incentive offerings, including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. The company also records estimated reserves for anticipated uncollectible accounts and for product returns and credits at the time of sale.

Income Per Common Share

The computations of the basic and diluted net income per share amounts were as follows:

MILLIONS EXCEPT PER SHARE	**2009**	2008	2007
Net income attributable to Ecolab	**$ 417.3**	$ 448.1	$ 427.2
Weighted-average common shares outstanding			
Basic	**236.7**	245.4	246.8
Effect of dilutive stock options, units and awards	**3.2**	3.9	5.0
Diluted	**239.9**	249.3	251.8
Net income attributable to Ecolab per common share			
Basic	**$ 1.76**	$ 1.83	$ 1.73
Diluted	**$ 1.74**	$ 1.80	$ 1.70
Anti-dilutive stock options and performance-based restricted units excluded from the computation of diluted shares	**11.3**	5.5	5.3
Unvested restricted stock awards excluded from the computation of basic shares	**0.1**	0.1	0.1

Share-Based Compensation

The company measures compensation expense for share-based awards at fair value at the date of grant and recognizes compensation expense over the service period for awards expected to vest. Grants to retirement eligible recipients are attributed to expense using the non-substantive vesting method and are fully expensed by the time recipients attain age 55 with at least 3 years of service. In addition, the company includes a forfeiture estimate in the amount of compensation expense being recognized based on an estimate of the number of outstanding awards expected to vest.

Comprehensive Income

Comprehensive income includes net income, foreign currency translation adjustments, unrecognized gains and losses on securities, unrecognized actuarial gains and losses on pension and postretirement liabilities, gains and losses on derivative instruments designated and effective as cash flow hedges and nonderivative instruments designated and effective as foreign currency net investment hedges that are charged or credited to the accumulated other comprehensive loss account in shareholders' equity.

Derivative Instruments and Hedging Activities

The company uses foreign currency forward contracts, interest rate swaps and foreign currency debt to manage risks generally associated with foreign exchange rates, interest rates and net investments in foreign operations. The company does not hold derivative financial instruments of a speculative nature.

All of the company's derivatives are recognized on the balance sheet at their fair value. The earnings impact resulting from the change in fair value of the derivative instruments is recorded in the same line item in the consolidated statement of income as the underlying exposure being hedged. See Note 8 for additional information on the company's hedging activities.

New Accounting Pronouncements

In September 2006, the FASB issued new accounting guidance on fair value measurements. This guidance defines fair value and establishes a framework for measuring fair value and expanded disclosures about fair value measurement. In February 2008, the FASB deferred the effective date of this guidance for one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis and amended to add a scope exception for leasing transactions. The company adopted this guidance effective January 1, 2008 for financial assets and liabilities measured on a recurring basis and effective January 1, 2009 for non-financial assets and liabilities. The adoption did not have an impact on the company's consolidated results of operations and financial position.

In December 2007, the FASB issued new guidance on business combinations. The revised guidance establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The guidance also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The company adopted this guidance effective January 1, 2009. The adoption did not have a material impact on the company's consolidated results of operations and financial position.

In December 2007, the FASB issued new guidance on noncontrolling interests which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. This guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The company adopted this guidance effective January 1, 2009, and revised its prior year financial statements in accordance with the guidance. The revision includes a reclassification of $0.3 million and $1.7 million from selling, general anc administrative expenses to net income attributable to noncontrolling interest on the Consolidated Statement of Income for the year ended December 31, 2008 and 2007, respectively, and a reclassification of $7.4 million from other liabilities to noncontrolling interest on the Consolidated Balance Sheet as of December 31, 2008. The adoption did not have a material impact on the company's consolidated results of operations and financial position.

In March 2008, the FASB issued new guidance on disclosures about derivative instruments and hedging activities. This guidance requires companies to provide greater transparency through disclosures about how and why the company uses derivative instruments. This includes how derivative instruments and related hedged items are accounted for, the level of derivative activity entered into by the company and how derivative instruments and related hedged items affect the company's financial position, results of operations, and cash flows. The company adopted this guidance in the first quarter of 2009 and has included the required disclosures in Note 8.

In December 2008, the FASB issued a staff position providing guidance on employer's disclosures about plan assets of a defined benefit pension or other postretirement plan, which requires more detailed disclosures regarding employers' plan assets, including their investment strategies, major categories of plan assets, concentration of risk, and valuation methods used to measure the fair value of plan assets. The guidance is effective for fiscal years ending after December 15, 2009. The company adopted this guidance in the fourth quarter of 2009 and has included the required disclosures in Note 15.

In May 2009, the FASB issued new guidance on subsequent events. This guidance establishes a formal standard of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued. This guidance includes a new requirement to disclose the date events were evaluated and the basis for that date. The company adopted this guidance in the second quarter of 2009. The company has evaluated subsequent events required to be recognized or disclosed as of February 26, 2010, the date these financial statements were issued.

In June 2009, the FASB issued new guidance on accounting for transfers of financial assets. The guidance eliminates the concept of a qualified special purpose entity ("QSPE"). This guidance also establishes criteria for qualifying for sale accounting when only a portion of the financial asset is transferred. This guidance is effective for the fiscal years and interim periods beginning after November 15, 2009. The company does not have any QSPEs (as defined under previous standards). The adoption is not expected to have a material impact on the company's consolidated financial statements.

In June 2009, the FASB issued guidance which amends the consolidation criteria for variable interest entities ("VIE"). This guidance changes the model for determining who consolidates the VIE and addresses how often this analysis is performed. The guidance is effective for fiscal years and interim periods beginning after November 15, 2009 and is not expected to have a material impact on the company's consolidated financial statements.

In September 2009 the FASB issued ASU No. 2009-12, Investments in Certain Entities That Calculate Net Asset Values per Share (or Its Equivalent), that amends ASC 820 and provides additional guidance on measuring the fair value of certain alternative investments. The company adopted this guidance in the fourth quarter of 2009. The adoption did not have a material impact on the company's consolidated results of operations and financial position.

No other new accounting pronouncement issued or effective has had or is expected to have a material impact on the company's consolidated financial statements.

3. SPECIAL GAINS AND CHARGES

Special gains and charges reported on the Consolidated Statement of Income included the following items:

MILLIONS	**2009**	2008	2007
Cost of sales			
Restructuring charges	**$ 12.6**	$ -	$ -
Special gains and charges			
Restructuring charges	**59.9**	-	-
Business structure and optimization	**2.8**	25.6	2.0
Legal settlement	**-**	-	27.4
Business write-downs and closures	**2.4**	19.1	-
Gain on sale of plant	**-**	(24.0)	-
Gain on sale of businesses	**-**	(1.7)	(11.0)
Other items	**2.0**	6.9	1.3
Subtotal	**67.1**	25.9	19.7
Total	**$ 79.7**	$ 25.9	$ 19.7

In the first quarter of 2009, the company commenced restructuring and other cost-saving actions during 2009 in order to streamline operations and improve efficiency and effectiveness. The restructuring plan included a reduction of the company's global workforce by 950 positions or 4% and the reduction of plant and distribution center locations during 2009. As a result of these actions, the company recorded restructuring charges of $72.5 million ($52.0 million after tax) during 2009. The restructuring plan was finalized and all actions, except for certain cash payments, were completed during 2009.

The restructuring charges and subsequent reductions to the related liability accounts include the following:

MILLIONS	Employee Termination Costs	Disposals	Other	Total
Recorded expense and accrual	$ 65.3	$ 3.2	$ 4.0	$ 72.5
Cash payments	(48.9)		(1.2)	(50.1)
Non-cash charges		(3.2)	(1.4)	(4.6)
Effect of foreign currency translation	2.2			2.2
Restructuring liability, December 31, 2009	$ 18.6	$ -	$ 1.4	$ 20.0

Restructuring charges on the Consolidated Statement of Income have been included both as a component of cost of sales and as a component of special gains and charges. Amounts included as a component of cost of sales include asset write-downs and manufacturing related severance. Restructuring liabilities have been classified as a component of other current liabilities on the Consolidated Balance Sheet. The majority of the remaining accrued amount is expected to be paid in the next twelve months.

Employee termination costs include personnel reductions and related costs for severance, benefits and outplacement services. Asset disposals include inventory and intangible asset write-downs related to the discontinuance of product lines which are not consistent with the company's long-term strategies. Other charges include one-time curtailment and settlement charges related to the company's International pension plans and U.S. postretirement health care benefits plan, and lease terminations.

Special gains and charges in 2008 include a charge of $19.1 million recorded in the fourth quarter, for the write-down of investments in an energy management business and the closure of two small non-strategic healthcare businesses, as well as costs to optimize the company's business structure, including costs related to establishing the new European headquarters in Zurich, Switzerland. These charges were partially offset by a gain of $24.0 million from the sale of a plant in Denmark recorded in the second quarter and a $1.7 million gain related to the sale of a business in the U.K. recorded in the first quarter.

Special gains and charges in 2007 include a $27.4 million charge for an arbitration settlement related to two California class action lawsuits involving wage/hour claims affecting former and current Pest Elimination employees recorded in the third quarter of 2007. Special gains and charges also include costs related to establishing the company's European headquarters and other non-recurring charges. These charges were partially offset by a $6.3 million gain on the sale of a minority investment located in the U.S. and a $4.7 million gain on the sale of a business in the U.K. which were recorded in the fourth quarter of 2007.

For segment reporting purposes, these items have been included in the company's corporate segment, which is consistent with the company's internal management reporting.

4. RELATED PARTY TRANSACTIONS

Henkel AG & Co. KGaA ("Henkel") beneficially owned 72.7 million Ecolab common shares, or approximately 29.4%, of the company's outstanding common shares on December 31, 2007. In February 2008, Henkel announced its intention to sell some or all of the Ecolab shares held by Henkel. In November 2008, Henkel completed the sale of all 72.7 million shares held. As part of the sale transaction, the company repurchased 11.3 million shares directly from Henkel for $300 million.

The company and its affiliates sold products and services in the aggregate amounts of $8 million and $5 million in 2008 and 2007, respectively to Henkel or its affiliates. The company purchased products and services in the amounts of $73 million and $65 million in 2008 and 2007, respectively, from Henkel or its affiliates. The transactions with Henkel and its affiliates were made in the ordinary course of business and were negotiated at arm's length.

5. BUSINESS ACQUISITIONS AND DISPOSITIONS

Business Acquisitions

Significant business acquisitions made by the company during 2009, 2008 and 2007 were as follows:

BUSINESS/ASSETS ACQUIRED	DATE OF ACQUISITION	SEGMENT	ESTIMATED ANNUAL SALES PRE-ACQUISITION (MILLIONS) (UNAUDITED)
2009			
ISS	October	International (EMEA)	$ 6
Stackhouse	February	U.S. C&S (Healthcare)	4
2008			
Ecovation, Inc.	February	U.S. C&S (Food & Beverage)	50
Novartis-Ireland dairy hygiene business	January	International (EMEA)	3
2007			
Microtek Medical Holdings, Inc.	November	U.S. C&S International (Healthcare)	150
Eagle Environmental Systems	June	International (Asia Pacific)	4
Fuma Pest	May	International (Asia Pacific)	2
Green Harbour	March	International (Asia Pacific)	4
Apprise Technologies, Inc.	February	U.S. C&S (Institutional)	1
Wotek	January	International (EMEA)	3

In February 2009, the company acquired assets of the Stackhouse business of CORPAK Medsystems, Inc. Stackhouse is a leading developer, manufacturer and marketer of surgical helmets and smoke evacuators, primarily for use during orthopedic surgeries.

In October 2009, the company acquired the ISS pest elimination business in the U.K. The business was integrated with the company's existing U.K. pest elimination business.

In February 2008, the company acquired Ecovation, Inc., a Rochester, N.Y. area-based provider of renewable energy solutions and effluent management systems primarily for the food and beverage manufacturing industry in the U.S., including dairy, beverage, and meat and poultry producers. The total purchase price was $210 million, of which $21 million remains payable and was placed in escrow for indemnification purposes.

In November 2007, the company acquired Microtek Medical Holdings, Inc., a manufacturer and marketer of infection control products for healthcare and acute care facilities. Microtek's specialized product lines include infection barrier equipment drapes, patient drapes, fluid control products and operating room cleanup systems. The total purchase price was $277 million, net of cash acquired.

The business acquisitions have been accounted for as purchases and, accordingly, the results of their operations have been included in the financial statements of the company from the dates of acquisition. Acquisitions in 2009, 2008 and 2007 were not material to the company's consolidated financial statements; therefore pro forma financial information is not presented. The aggregate purchase price of acquisitions and investments in affiliates has been reduced for any cash or cash equivalents acquired with the acquisitions.

Based upon purchase price allocations, the components of the aggregate purchase prices of the acquisitions and investment in affiliates made were as follows:

MILLIONS	**2009**	2008	2007
Net tangible assets acquired (liabilities assumed)	**$ (1)**	$ 36	$ 61
Identifiable intangible assets			
Customer relationships	**3**	11	55
Intellectual property	**1**	26	5
Trademarks	**1**	16	27
Other intangibles	**5**	10	31
Total	**10**	63	118
Goodwill	**5**	126	150
Total aggregate purchase price	**14**	225	329
Liability for indemnification	**-**	(21)	-
Net cash paid for acquistions	**$ 14**	$ 204	$ 329

The changes in the carrying amount of goodwill for each of the company's reportable segments are as follows:

MILLIONS	U.S. CLEANING & SANITIZING	U.S. OTHER SERVICES	TOTAL U.S.	INTERNATIONAL	CONSOLIDATED
December 31, 2007					
Goodwill	$ 321.3	$ 50.5	$ 371.8	$ 914.0	$ 1,285.8
Accumulated impairment losses[1]	(2.6)	-	(2.6)	(4.0)	(6.6)
	318.7	50.5	369.2	910.0	1,279.2
Goodwill acquired[2]	124.9		124.9	1.5	126.4
Goodwill allocated to business dispositions				(0.4)	(0.4)
Foreign currency translation				(137.5)	(137.5)
December 31, 2008	443.6	50.5	494.1	773.6	1,267.7
Goodwill acquired[2]	3.2		3.2	2.0	5.2
Goodwill allocated to business dispositions				(0.2)	(0.2)
Foreign currency translation				141.4	141.4
December 31, 2009					
Goodwill	449.4	50.5	499.9	920.8	1,420.7
Accumulated impairment losses[1]	(2.6)	-	(2.6)	(4.0)	(6.6)
	$ 446.8	$ 50.5	$ 497.3	$ 916.8	$ 1,414.1

[1] Since adoption of FASB guidance for goodwill and other intangibles on January 1, 2002.

[2] For 2009 and 2008, goodwill acquired is not expected to be tax deductible.

Business Dispositions

The company had no significant business dispositions in 2009 or 2008.

In the fourth quarter of 2007, the company completed the sale of Peter Cox Ltd., a U.K. provider of damp proofing, water proofing, timber preservation and wall stabilization for residential, commercial and public properties. The company acquired Peter Cox Ltd. in connection with the company's 2002 purchase of the Terminix Pest Control business in the U.K.. Sales of the Peter Cox business were approximately $32 million in 2006 and were included in the company's International reportable segment. The company recognized tax-free gains on the sale of $4.7 million and $1.7 million in the fourth quarter of 2007 and first quarter of 2008, respectively. The gains were reported in special gains and charges.

In December 2007, the company sold a minority investment located in the U.S. and realized a gain of $6.3 million ($4.8 million after tax). The gain was reported in special gains and charges.

6. BALANCE SHEET INFORMATION

DECEMBER 31 (MILLIONS)	2009	2008
Accounts receivable, net		
Accounts receivable	$ 1,068.5	$ 1,014.8
Allowance for doubtful accounts	(52.4)	(43.8)
Total	$ 1,016.1	$ 971.0
Inventories		
Finished goods	$ 293.4	$ 263.8
Raw materials and parts	222.9	232.8
Inventories at FIFO cost	516.3	496.6
Excess of FIFO cost over LIFO cost	(22.9)	(29.4)
Total	$ 493.4	$ 467.2
Property, plant and equipment, net		
Land	$ 28.8	$ 26.5
Buildings and leaseholds	350.5	330.6
Machinery and equipment	718.0	673.5
Merchandising equipment	1,424.2	1,333.3
Capitalized software	236.6	162.9
Construction in progress	108.4	125.5
	2,866.5	2,652.3
Accumulated depreciation	(1,690.3)	(1,517.1)
Total	$ 1,176.2	$ 1,135.2
Other intangible assets, net		
Cost		
Customer relationships	$ 301.6	$ 266.9
Intellectual property	83.9	78.3
Trademarks	115.7	111.9
Other intangibles	59.5	54.0
	560.7	511.1
Accumulated amortization		
Customer relationships	(163.2)	(120.3)
Intellectual property	(29.7)	(22.8)
Trademarks	(39.4)	(31.1)
Other intangibles	(15.9)	(10.2)
Total	$ 312.5	$ 326.7
Other assets		
Deferred income taxes	$ 139.6	$ 157.9
Pension	9.8	12.1
Other	154.5	166.2
Total	$ 303.9	$ 336.2

DECEMBER 31 (MILLIONS)	2009	2008
Short-term debt		
Notes payable	$ 90.6	$ 333.8
Long-term debt, current maturities	7.9	5.1
Total	$ 98.5	$ 338.9
Other current liabilities		
Discounts and rebates	$ 218.5	$ 211.5
Dividends payable	36.8	33.1
Interest payable	9.6	8.4
Taxes payable, other than income	57.8	44.4
Foreign exchange contracts	5.7	7.6
Other	138.5	131.0
Total	$ 466.9	$ 436.0
Long-term debt		
4.875% senior notes, due 2015	$ 248.5	$ 248.2
4.355% series A senior notes, due 2013	187.6	158.6
4.585% series B senior notes, due 2016	262.6	222.1
6.875% notes, due 2011	149.9	149.7
Capital lease obligations	18.1	15.4
Other	10.0	10.4
	876.7	804.4
Long-term debt, current maturities	(7.9)	(5.1)
Total	$ 868.8	$ 799.3
Other liabilities		
Deferred income taxes	$ 86.7	$ 74.2
Income taxes payable - noncurrent	82.7	65.4
Other	119.2	116.9
Total	$ 288.6	$ 256.5
Accumulated other comprehensive loss		
Unrealized gain (loss) on derivative financial instruments	$ (3.7)	$ 8.0
Unrecognized pension and postretirement benefit expense	(426.1)	(364.7)
Cumulative translation	196.9	(2.4)
Total	$ (232.9)	$ (359.1)

The company has a $600 million multicurrency credit agreement with a consortium of banks that has a term through June 1, 2012. The company has the option of borrowing based on various short-term interest rates. No amounts were outstanding under this agreement at year-end 2009 and 2008.

The multicurrency credit agreement supports the company's $600 million U.S. commercial paper program and its $200 million European commercial paper program. Total combined borrowing under both programs may not exceed $600 million. The company had $74 million in outstanding U.S. commercial paper at December 31, 2009, with an average annual interest rate of 0.1%. The company had $316 million in outstanding U.S. commercial paper at December 31, 2008, with an average annual interest rate of 0.9%. The company had no commercial paper outstanding under its European commercial paper program at December 31, 2009 or 2008. Both programs were rated A-1 by Standard & Poor's and P-1 by Moody's as of December 31, 2009.

In February 2008, the company issued and sold $250 million aggregate principal amount of senior unsecured notes that mature in 2015 at a rate of 4.875%. The proceeds were used to refinance outstanding commercial paper and for general corporate purposes. The notes are not subject to prepayment except where there is a Change of Control as defined in the Supplemental Indenture dated February 8, 2008 and there is a resulting ratings downgrade to below investment grade. Upon consolidation or merger, the company will offer to prepay all of the notes at 101% of the principal outstanding plus accrued interest. In the event of a default by the company under the Supplemental Indenture, the notes may immediately become due and payable for the unpaid principal amount and accrued interest. The notes are subject to covenants regarding the amount of indebtedness secured by liens and certain sale and leaseback transactions.

In December 2006, the company issued and sold in a private placement euro 300 million ($450 million as of December 31, 2009) aggregate principal amount of the company's senior notes in two series: 4.355% Series A Senior Notes due 2013 in the aggregate principal amount of euro 125 million and 4.585% Series B Senior Notes due 2016 in the aggregate principal amount of euro 175 million, pursuant to a Note Purchase Agreement dated July 26, 2006, between the company and the purchasers. The company used the proceeds to repay its euro 300 million 5.375% euronotes which became due in February 2007.

As of December 31, 2009, the aggregate annual maturities of long-term debt for the next five years were:

MILLIONS	
2010	$ 8
2011	156
2012	4
2013	191
2014	3

As of December 31, the weighted-average interest rate on notes payable was 1.8% in 2009, and 1.3% in 2008.

7. INTEREST

MILLIONS	2009	2008	2007
Interest expense	$ 67.5	$ 70.8	$ 58.9
Interest income	(6.3)	(9.2)	(7.9)
Total interest expense, net	$ 61.2	$ 61.6	$ 51.0

8. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

The carrying amount and the estimated fair value of other financial instruments held by the company were:

DECEMBER 31 (MILLIONS)	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Cash and cash equivalents	$ 73.6	$ 73.6	$ 66.7	$ 66.7
Accounts receivable, net	1,016.1	1,016.1	971.0	971.0
Foreign currency forward contracts	3.2	3.2	22.0	22.0
Liabilities				
Foreign currency forward contracts	5.7	5.7	7.6	7.6
Notes payable	16.2	16.2	17.8	17.8
Commercial paper	74.4	74.4	316.0	316.0
Long-term debt (including current maturities)	$ 876.7	$ 908.7	$ 804.4	$ 713.8

The carrying amounts of cash equivalents, accounts receivable, notes payable and commercial paper approximate fair value because of their short maturities. The carrying amount of foreign exchange contracts is at fair value, which is determined based on foreign currency exchange rates as of the balance sheet date (level 2 - significant other observable inputs). The fair value of long-term debt is based on quoted market prices for the same or similar debt instruments. The company has concluded that it does not have any amounts of financial assets and liabilities measured using the company's own assumptions of fair market value (level 3 - unobservable inputs).

Derivative Instruments and Hedging

The company uses foreign currency forward contracts, interest rate swaps and foreign currency debt to manage risks associated with foreign currency exchange rates, interest rates and net investments in foreign operations. The company records all derivatives as assets and liabilities on the balance sheet at fair value. Changes in fair value are recognized immediately in earnings unless the derivative qualifies and is designated as a hedge. The effective portion of changes in fair value of hedges is initially recognized in accumulated other comprehensive income ("AOCI") on the Consolidated Balance Sheet. Amounts recorded in AOCI are reclassified into earnings in the same period or periods during which the hedged transactions affect earnings. The company evaluates hedge effectiveness at inception and on an ongoing basis. If a derivative is no longer expected to be effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is recorded in earnings.

The company does not hold derivative financial instruments of a speculative nature. The company is exposed to credit loss in the event of nonperformance of counterparties for foreign currency forward exchange contracts and interest rate swap agreements. The company monitors its exposure to credit risk by using credit approvals and credit limits and by selecting major international banks and financial institutions as counterparties. The company does not anticipate nonperformance by any of these counterparties.

Derivatives Designated as Cash Flow Hedges

The company utilizes foreign currency forward contracts to hedge the effect of foreign currency exchange rate fluctuations on forecasted foreign currency transactions, including: sales, inventory purchases, and intercompany royalty and management fee payments. These forward contracts are designated as cash flow hedges. The effective portions of the changes in fair value of these contracts are recorded in AOCI until the hedged items affect earnings, at which time the gain or loss is reclassified into the same line item in the Consolidated Statement of Income as the underlying exposure being hedged. All hedged transactions are forecasted to occur within the next twelve months.

The company occasionally enters into interest rate swap contracts to manage interest rate exposures. In 2006 the company entered into and subsequently closed two forward starting swap contracts related to the issuance of its senior euro notes. The settlement payment was recorded in AOCI and is recognized in earnings as part of interest expense over the remaining life of the notes as the forecasted interest expense is accrued.

Derivatives Not Designated as Hedging Instruments

The company also uses foreign currency forward contracts to offset its exposure to the change in value of certain foreign currency denominated assets and liabilities, primarily receivables and payables. Although the contracts are effective economic hedges, they are not designated as accounting hedges. Therefore, changes in the value of these derivatives are recognized immediately in earnings, thereby offsetting the current earnings effect of the related foreign currency denominated assets and liabilities.

The following table summarizes the fair value of the company's outstanding derivatives as of December 31, 2009:

MILLIONS	Asset Derivatives Balance Sheet Location	Asset Derivatives Fair Value	Liability Derivatives Balance Sheet Location	Liability Derivatives Fair Value
Derivatives designated as hedging instruments:				
Foreign currency forward contracts	Other current assets	$ 0.9	Other current liabilities	$ 4.1
Derivatives not designated as hedging instruments:				
Foreign currency forward contracts	Other current assets	2.3	Other current liabilities	1.6
Total		$ 3.2		$ 5.7

The company had foreign currency forward exchange contracts with notional values that totaled approximately $356 million at December 31, 2009, and $486 million at December 31, 2008.

For 2009, the impact on AOCI and earnings from derivative contracts that qualified as cash flow hedges was as follows:

MILLIONS	Location	2009
Unrealized gain (loss) recognized into AOCI (effective portion)		
Foreign currency forward contracts	AOCI (equity)	$ (6.9)
Gain (loss) recognized in income (effective portion)		
Foreign currency forward contracts	Sales	0.8
	Cost of sales	5.4
	SG&A	2.8
		9.0
Interest rate swap contract	Interest expense, net	(0.4)
		$ 8.6
Gain (loss) recognized in income (ineffective portion)		
Foreign currency forward contracts	Interest expense, net	$ (1.3)

For 2009, the impact on earnings from derivative contracts that are not designated as hedging instruments was as follows:

MILLIONS	Location	2009
Gain (loss) recognized in income		
Foreign currency forward contracts	SG&A	$ 1.6
	Interest expense, net	(7.0)
		$ (5.4)

The amounts recognized in earnings above offset the earnings impact of the related foreign currency denominated assets and liabilities.

Net Investment Hedge

The company designates its euro 300 million ($450 million as of December 31, 2009) senior notes and related accrued interest as a hedge of existing foreign currency exposures related to net investments the company has in certain European subsidiaries. Accordingly, the transaction gains and losses on the euronotes which are designated and effective as hedges of the company's net investments have been included as a component of the cumulative translation adjustment account. Total transaction gains and losses related to the euronotes charged to shareholders' equity were as follows:

MILLIONS	**2009**	2008
Transaction gains (losses), net of tax	**$ (43.9)**	$ 37.3

9. SHAREHOLDERS' EQUITY

Authorized common stock, par value $1.00 per share, was 400 million shares in 2009, 2008 and 2007. Treasury stock is stated at cost. Dividends declared per share of common stock were $0.575 for 2009, $0.53 for 2008 and $0.475 for 2007.

The company has 15 million shares, without par value, of authorized but unissued preferred stock. Of these 15 million shares, 0.4 million shares were designated as Series A Junior Participating Preferred Stock and 14.6 million shares were undesignated as of December 31, 2009.

Under the company's shareholder rights plan, one preferred stock purchase right is issued for each outstanding share of the company's common stock. A right entitles the holder, upon occurrence of certain events, to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $135, subject to adjustment. The rights, however, do not become exercisable unless and until, among other things, any person or group acquires 15% or more of the outstanding common stock of the company, or the company's board of directors declares a holder of 10% or more of the outstanding common stock to be an "adverse person" as defined in the rights plan. Upon the occurrence of either of these events, the rights will become exercisable for common stock of the company (or in certain cases common stock of an acquiring company) having a market value of twice the exercise price of a right. The rights are redeemable under certain circumstances at one cent per right and, unless redeemed earlier, will expire on March 10, 2016.

The company reacquired 1,225,078 shares, 12,111,836 shares and 8,214,400 shares of its common stock in 2009, 2008 and 2007, respectively, through open and private market purchases. The 2008 reaquired shares include 11,346,098 shares purchased from Henkel as discussed in Note 4. The company also reacquired 316,150 shares, 62,505 shares and 349,699 shares of its common stock in 2009, 2008 and 2007, respectively, related to the exercise of stock options and the vesting of stock awards. In October 2006, the company's Board of Directors authorized the repurchase of up to 10 million shares of common stock, including shares to be repurchased under Rule 10b5-1. Shares are repurchased to offset the dilutive effect of stock incentives and options and for general corporate purposes. As of December 31, 2009, 2,720,784 shares remained to be purchased under the company's repurchase authority. In February 2010, subsequent to the end of the company's fiscal year end, the company's Board of Directors authorized the repurchase of up to 10 million additional shares of common stock, including shares to be repurchased under rule 10b5-1. The company intends to repurchase all shares under both authorizations, for which no expiration dates have been established, in open market or privately negotiated transactions, subject to market conditions.

10. STOCK INCENTIVE AND OPTION PLANS

The company's stock incentive and option plans provide for grants of stock options, restricted stock unit awards and restricted stock awards. Common shares available for grant as of December 31 were 2,376,663 for 2009, 4,746,982 for 2008 and 9,110,757 for 2007. Common shares available for grant reflect 12 million shares approved by shareholders in 2005 for issuance under the plans.

Prior to 2009, almost all awards granted were non-qualified stock options. Options are granted to purchase shares of the company's stock at the average daily share price on the date of grant. These options generally expire within ten years from the grant date. The company recognizes compensation expense for these awards on a straight-line basis over the three year vesting period. Stock option grants to retirement eligible recipients are attributed to expense using the non-substantive vesting method. Beginning in 2009, the company changed its annual long-term incentive share-based compensation program from 100% stock options to a new program where the value of awards granted is made up of 50% stock options and 50% performance-based restricted stock unit ("PBRSU") awards.

A summary of stock option activity and average exercise prices is as follows:

SHARES	**2009**	2008	2007
Granted	**1,969,241**	3,938,035	3,083,536
Exercised	**(2,061,771)**	(1,535,554)	(4,084,837)
Canceled	**(340,391)**	(196,165)	(163,033)
December 31:			
Outstanding	**22,262,204**	22,695,125	20,488,809
Exercisable	**17,315,445**	16,314,069	15,106,637

AVERAGE PRICE PER SHARE	**2009**	2008	2007
Granted	**$ 45.03**	$ 36.35	$ 48.82
Exercised	**24.95**	25.33	24.60
Canceled	**41.68**	45.24	37.37
December 31:			
Outstanding	**36.22**	34.51	33.57
Exercisable	**34.73**	32.04	29.47

The total intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2009, 2008 and 2007 was $35 million, $34 million and $86 million, respectively.

Information related to stock options outstanding and stock options exercisable as of December 31, 2009, is as follows:

RANGE OF EXERCISE PRICES	OPTIONS OUTSTANDING	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE
$ 14.78-24.90	3,000,344	2.3 years	$22.39
25.21-32.99	2,826,697	4.2 years	28.24
33.04-34.08	2,803,003	5.9 years	34.06
34.26-35.52	2,583,483	4.9 years	34.51
35.63-36.67	3,508,835	8.9 years	35.63
37.91-45.24	3,158,570	7.3 years	44.61
45.52-51.52	4,381,272	8.7 years	48.03
	22,262,204	6.3 years	36.22

RANGE OF EXERCISE PRICES	OPTIONS EXERCISABLE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE
$ 14.78-24.90	3,000,344	2.3 years	$22.39
25.21-32.99	2,807,897	4.2 years	28.20
33.04-34.08	2,803,003	5.9 years	34.06
34.26-35.52	2,583,483	4.9 years	34.51
35.63-36.67	1,196,462	8.9 years	35.64
37.91-45.24	2,938,833	7.2 years	44.69
45.52-51.52	1,985,423	8.0 years	49.23
	17,315,445	5.5 years	34.73

The total aggregate intrinsic value of in-the-money options outstanding as of December 31, 2009 was $207 million. The total aggregate intrinsic value of in-the-money options exercisable as of December 31, 2009 was $185 million.

The lattice (binomial) option-pricing model is used to estimate the fair value of options at grant date. The company's primary employee option grant occurs during the fourth quarter. The weighted-average grant-date fair value of options granted and the significant assumptions used in determining the underlying fair value of each option grant, on the date of grant were as follows:

	2009	2008	2007
Weighted-average grant-date fair value of options granted at market prices	**$ 9.59**	$ 7.75	$ 12.63
Assumptions			
Risk-free rate of return	**2.2%**	1.9%	3.6%
Expected life	**5 years**	6 years	6 years
Expected volatility	**23.3%**	23.5%	24.2%
Expected dividend yield	**1.4%**	1.5%	1.0%

The risk-free rate of return is determined based on a yield curve of U.S. treasury rates from one month to ten years and a period commensurate with the expected life of the options granted. Expected volatility is established based on historical volatility of the company's stock price. The expected dividend yield is determined based on the company's annual dividend amount as a percentage of the average stock price at the time of the grant. The decrease in option fair value in 2009 and 2008 compared to prior years is primarily due to a lower risk-free rate of return, and, with respect to the 2008 option fair value, a lower average share price in 2008.

The expense associated with PBRSU awards is based on the average of the high and low share price of the company's common stock on the date of grant, adjusted for the absence of future dividends. The awards vest based on the company achieving a defined performance target and with continued service for a three year period. Upon vesting, the company will issue shares of its common stock such that one award unit equals one share of common stock. The company assesses the probability of achieving the performance target and recognizes expense over the three year vesting period when it is probable the performance target will be met. PBRSU awards granted to retirement eligible recipients are attributed to expense using the non-substantive vesting method. The awards are generally subject to forfeiture in the event of termination of employment. The company granted 435,240 units in December 2009.

The expense associated with shares of non-performance based restricted stock issued under the company's stock incentive plans is based on the average of the high and low share price of the company's common stock on the date of grant, adjusted for the absence of future dividends and is amortized on a straight-line basis over the periods during which the restrictions lapse. The company currently has restricted stock outstanding that vests over periods between 12 and 36 months. Restricted stock awards are generally subject to forfeiture in the event of termination of employment. The company granted 32,829 shares in 2009, 49,724 shares in 2008 and 46,510 shares in 2007 under its restricted stock award program.

A summary of non-vested stock option, PBRSU awards and restricted stock award activity is as follows:

	STOCK OPTIONS	WEIGHTED-AVERAGE FAIR VALUE AT GRANT DATE	PBRSU AWARDS	WEIGHTED-AVERAGE FAIR VALUE AT GRANT DATE	RE-STRICTED STOCK AWARDS	WEIGHTED-AVERAGE FAIR VALUE AT GRANT DATE
December 31, 2008	6,381,056	$ 9.84	-	-	88,250	$ 43.95
Granted	1,969,241	9.59	435,240	$ 43.63	32,829	42.62
Vested/Earned	(3,149,582)	10.17	-	-	(22,284)	45.10
Cancelled	(253,956)	9.65	(600)	43.63	(5,487)	46.75
December 31, 2009	4,946,759	$ 9.54	434,640	$ 43.63	93,308	$ 43.05

Total compensation expense related to share-based compensation plans was $37 million, ($24 million net of tax benefit), $34 million, ($22 million net of tax benefit) and $38 million, ($24 million net of tax benefit) for 2009, 2008 and 2007, respectively.

As of December 31, 2009, there was $51 million of total measured but unrecognized compensation expense related to non-vested share-based compensation arrangements granted under all of the company's plans. That cost is expected to be recognized over a weighted-average period of 1.9 years.

The company generally issues authorized but previously unissued shares to satisfy stock option exercises. The company has a share repurchase program and generally repurchases shares on the open market to help offset the dilutive effect of stock options.

11. INCOME TAXES

Income before income taxes consisted of:

MILLIONS	**2009**	2008	2007
Domestic	**$ 452.7**	$ 402.8	$ 344.2
Foreign	**167.4**	248.4	273.8
Total	**$ 620.1**	$ 651.2	$ 618.0

The provision for income taxes consisted of:

MILLIONS	**2009**	2008	2007
Federal and state	**$ 56.3**	$ 59.1	$ 129.3
Foreign	**57.0**	63.1	57.3
Total currently payable	**113.3**	122.2	186.6
Federal and state	**93.2**	79.1	(2.6)
Foreign	**(5.1)**	1.5	5.1
Total deferred	**88.1**	80.6	2.5
Provision for income taxes	**$ 201.4**	$ 202.8	$ 189.1

As of December 31, 2009, the company has federal net operating loss carryforwards of approximately $6 million which will be available to offset future taxable income. These carryforwards are expected to be used by 2018. The company also has various state net operating loss carryforwards that expire from 2010 to 2028. The company has recorded a valuation allowance on the entire amount of the state net operating loss carryforwards because it is more likely than not that they will not be utilized. As of December 31, 2009, the company has an unrealized capital loss of $15 million related to an investment impairment. The company has recorded a valuation allowance on the unrealized capital loss because it is more likely than not that it will not be realized.

The company's overall net deferred tax assets and deferred tax liabilities were comprised of the following:

DECEMBER 31 (MILLIONS)	**2009**	2008
Deferred tax assets		
Other accrued liabilities	**$ 62.4**	$ 71.5
Loss carryforwards	**20.1**	18.2
Share-based compensation	**65.2**	58.0
Pension and other comprehensive income	**196.7**	231.8
Other, net	**45.6**	37.8
Valuation allowance	**(14.9)**	(11.4)
Total	**375.1**	405.9
Deferred tax liabilities		
Property, plant and equipment basis differences	**91.6**	80.9
Intangible assets	**148.9**	135.8
Other, net	**4.3**	17.0
Total	**244.8**	233.7
Net deferred tax assets	**$ 130.3**	$ 172.2

A reconciliation of the statutory U.S. federal income tax rate to the company's effective income tax rate is as follows:

	2009	2008	2007
Statutory U.S. rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**2.4**	2.3	2.1
Foreign operations	**(2.7)**	(4.1)	(3.2)
Domestic manufacturing deduction	**(1.1)**	(1.5)	(1.2)
Non-taxable sale of plant and business		(1.5)	
U.S.-German tax treaty ratification		(0.8)	
Valuation allowance on investment impairment		0.9	
Germany and United Kingdom tax rate changes			(1.4)
Audit settlements/refunds			(1.6)
Other, net	**(1.1)**	0.8	0.9
Effective income tax rate	**32.5%**	31.1%	30.6%

As of December 31, 2009, the company had undistributed earnings of international affiliates of approximately $812 million. These earnings are considered to be reinvested indefinitely or available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. It is impractical to determine the amount of incremental taxes that might arise if all undistributed earnings were distributed.

The company files income tax returns in the U.S. federal jurisdiction and various U.S. state and international jurisdictions. With few exceptions, the company is no longer subject to state and foreign income tax examinations by tax authorities for years before 2003. The Internal Revenue Service (IRS) has completed examinations of the company's U.S. federal income tax returns through 2006. The U.S. income tax returns for the years 2007 and 2008 are currently under audit and the anticipated settlement is early 2011. It is reasonably possible for specific open positions within the 1999 through 2004 examinations, which are still open with the IRS, to be settled in the next twelve months. In addition, it is reasonably possible that the company will settle an income tax audit for Germany covering the years 2003 through 2006 in the next twelve months. The company believes these settlements could result in a decrease in the company's gross liability for unrecognized tax benefits of up to $64 million during the next twelve months. Decreases in the company's gross liability could result in offsets to other balance sheet accounts, cash payments, and/or adjustments to tax expense. The occurrence of these events and/or other events not included above within the next twelve months could change depending on a variety of factors and result in amounts different from above.

During 2009, the company recognized a discrete tax charge of $4.5 million related to optimizing its business structure.

During 2008, the company recognized a discrete $5.2 million reduction in income tax expense resulting from a new tax treaty between the U.S. and Germany that went into effect after ratification by the U.S. Senate. As a result of the treaty ratification, the company has greater assurance of favorable resolution on potential disputes between these two countries.

During 2007, specific tax positions relating to the company's U.S. income tax returns for 2002 through 2004 were settled and a partial settlement payment was made to the IRS. The company also received final audit settlement for tax years 1999 through 2002 in Germany.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits as of December 31, 2009, 2008 and 2007 is as follows:

MILLIONS

	2009	2008	2007
Balance at beginning of year	**$ 110.6**	$ 98.6	$ 98.3
Additions based on tax positions related to the current year	**16.0**	10.9	14.9
Additions for tax positions of prior years	**6.0**	9.9	7.5
Reductions for tax positions of prior years	**(5.2)**	(4.7)	(11.9)
Reductions for tax positions due to statute of limitations	**(8.7)**	(0.9)	(1.2)
Settlements	**(5.4)**	(0.3)	(11.4)
Foreign currency translation	**3.4**	(2.9)	2.4
Balance at end of year	**$ 116.7**	$ 110.6	$ 98.6

Included in the unrecognized tax benefits balance at December 31, 2009, 2008 and 2007 are $63 million, $54 million and $53 million, respectively, of tax positions that would affect the annual effective tax rate if such benefits were recognized.

The company recognizes both penalties and interest accrued related to unrecognized tax benefits in the company's provision for income taxes. During the year ended December 31, 2009 the company accrued approximately $2 million in interest. The company had approximately $12 million and $10 million for the payment of interest and penalties accrued at December 31, 2009 and 2008, respectively.

12. RENTALS AND LEASES

The company leases sales and administrative office facilities, distribution center facilities, vehicles and other equipment under operating leases. Rental expense under all operating leases was approximately $121 million in 2009, $124 million in 2008 and $115 million in 2007. As of December 31, 2008, future minimum payments under operating leases with noncancelable terms in excess of one year were:

MILLIONS	
2010	$ 61
2011	48
2012	33
2013	20
2014	16
Thereafter	25
Total	$ 203

The company enters into operating leases for vehicles whose noncancelable terms are one year or less in duration with month-to-month renewal options. These leases have been excluded from the table above. The company estimates payments under such leases will approximate $48 million in 2010. These vehicle leases have guaranteed residual values that have historically been satisfied primarily by the proceeds on the sale of the vehicles. At the end of 2008, $0.5 million of estimated losses were recorded for these guarantees as the company believes, based upon the results of previous leasing arrangements, that the potential recovery of value from the vehicles when sold will be less than the residual value guarantee. There was no reserve for estimated losses at the end of 2009.

13. RESEARCH EXPENDITURES

Research expenditures that related to the development of new products and processes, including significant improvements and refinements to existing products are expensed as incurred. Such costs were $86 million in 2009 and 2008 and $83 million in 2007.

14. COMMITMENTS AND CONTINGENCIES

The company is self-insured in North America for most workers compensation, general liability and automotive liability losses subject to per occurrence and aggregate annual liability limitations. The company is insured for losses in excess of these limitations. The company has recorded both a liability and an offsetting receivable for amounts in excess of these limitations. The company is self-insured for health care claims for eligible participating employees subject to certain deductibles and limitations. The company determines its liability for claims incurred but not reported on an actuarial basis. Outside of North America, the company is fully insured for losses, subject to annual deductibles.

The company and certain subsidiaries are party to various lawsuits, claims and environmental actions that have arisen in the ordinary course of business. These include antitrust, patent infringement, product liability and wage hour lawsuits, as well as possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities. Because litigation is inherently uncertain, and unfavorable rulings or developments could occur, there can be no certainty that the company may not ultimately incur charges in excess of presently recorded liabilities. A future adverse ruling, settlement or unfavorable development could result in future charges that could have a material adverse effect on the company's results of operations or cash flows in the period in which they are recorded. The company currently believes that such future charge, if any, would not have a material adverse effect on the company's consolidated financial position.

The company records liabilities where a contingent loss is probable and can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the company records the most probable estimate of the loss or the minimum amount when no amount within the range is a better estimate than any other amount. The company discloses a contingent liability even if the liability is not probable or the amount is not estimable, or both, if there is a reasonable possibility that a material loss may have been incurred.

As previously disclosed, an arbitration decision in conjunction with a settlement was rendered on September 24, 2007 concerning two California class action lawsuits involving wage hour claims affecting former and current employees of the company's Pest Elimination Division. On August 19, 2009, a panel of the Court of Appeals of the State of California, Second Appellate District, denied the company's appeal of the lower court's confirmation of the arbitration decision relating to the settlement. The company determined not to seek further appeal. Accordingly, on October 13, 2009, the company paid the full judgment and settlement amount of $34.6 million, which included post-award interest and employer's taxes, to the settlement administrator in final satisfaction of the two suits. The company had previously accrued for this payment.

The company is a defendant in three wage hour lawsuits in the Southern District of New York, one of which has been certified for class-action status. The company has entered into a settlement agreement covering these suits which has been preliminarily approved by the court and is subject to final approval. The company has fully accrued for the settlement amount, which is not material to the company's consolidated results of operations or financial position.

The company is also currently participating in environmental assessments and remediation at a number of locations and environmental liabilities have been accrued reflecting management's best estimate of future costs. The company's reserve for environmental remediation costs was approximately $4 million at December 31, 2009 and 2008. Potential insurance reimbursements are not anticipated in the company's accruals for environmental liabilities.

15. RETIREMENT PLANS

Pension and Postretirement Health Care Benefits Plans

The company has a non-contributory qualified defined benefit pension plan covering most of its U.S. employees. Effective January 1, 2003, the U.S. pension plan was amended to provide a cash balance type pension benefit to employees hired on or after the effective date. For employees hired prior to January 1, 2003, plan benefits are based on years of service and highest average compensation for five consecutive years of employment. For employees hired after December 31, 2002, plan benefits are based on contribution credits equal to a fixed percentage of their current salary and interest credits. The company also has U.S. non-contributory non-qualified defined benefit plans, which provide for benefits to employees in excess of limits permitted under its U.S. pension plan. The non-qualified plans are not funded and the recorded benefit obligation for the non-qualified plans was $74 million and $70 million at December 31, 2009 and 2008, respectively. The measurement date used for determining the U.S. pension plan assets and obligations is December 31. Various international subsidiaries also have defined benefit pension plans. The measurement date used for determining the international pension plan assets and obligations is November 30, the fiscal year-end of the company's international affiliates.

The company provides postretirement health care benefits to certain U.S. employees. The plan is contributory based on years of service and family status, with retiree contributions adjusted annually. The measurement date used to determine the U.S. postretirement healthcare plan assets and obligations is December 31. Certain employees outside the U.S. are covered under government-sponsored programs, which are not required to be fully funded. The expense and obligation for providing international postretirement healthcare benefits is not significant.

The following table sets forth information related to the company's plans:

MILLIONS	U.S. PENSION(a) 2009	U.S. PENSION(a) 2008	INTERNATIONAL PENSION 2009	INTERNATIONAL PENSION 2008	U.S. POSTRETIREMENT HEALTH CARE 2009	U.S. POSTRETIREMENT HEALTH CARE 2008
Accumulated Benefit Obligation, end of year	**$ 905.8**	$ 782.0	**$ 524.8**	$ 347.0	**$ 154.6**	$ 157.0
Projected Benefit Obligation						
Projected benefit obligation, beginning of year	**$ 963.1**	$ 882.7	**$ 373.1**	$ 506.0	**$ 157.0**	$ 164.9
Service cost	**47.2**	44.7	**14.9**	20.7	**2.0**	2.3
Interest	**59.0**	51.8	**24.6**	26.1	**9.5**	9.6
Participant contributions			**3.0**	2.6	**3.4**	3.0
Medicare subsidies received					**0.6**	0.2
Curtailments and settlements			**(0.6)**		**1.4**	
Plan amendments			**1.6**	1.0		
Actuarial loss (gain)	**54.6**	12.0	**103.0**	(91.3)	**(2.7)**	(12.6)
Benefits paid	**(31.2)**	(28.1)	**(23.2)**	(17.6)	**(16.6)**	(10.4)
Foreign currency translation			**67.0**	(74.4)		
Projected benefit obligation, end of year	**$ 1,092.7**	$ 963.1	**$ 563.4**	$ 373.1	**$ 154.6**	$ 157.0
Plan Assets						
Fair value of plan assets, beginning of year	**$ 572.7**	$ 811.8	**$ 225.2**	$ 311.3	**$ 18.2**	$ 29.6
Actual returns on plan assets	**127.8**	(289.6)	**33.2**	(46.3)	**2.4**	(9.4)
Company contributions	**229.5**	78.6	**26.8**	26.8	**7.4**	7.0
Participant contributions			**3.0**	2.6	**1.3**	1.4
Settlements			**(0.6)**			
Benefits paid	**(31.2)**	(28.1)	**(23.2)**	(17.6)	**(16.6)**	(10.4)
Foreign currency translation			**35.0**	(51.6)		
Fair value of plan assets, end of year	**$ 898.8**	$ 572.7	**$ 299.4**	$ 225.2	**$ 12.7**	$ 18.2
Funded Status, end of year	**$ (193.9)**	$ (390.4)	**$ (264.0)**	$ (147.9)	**$ (141.9)**	$ (138.8)
Amounts recognized in Consolidated Balance Sheet:						
Other assets			**$ 9.8**	$ 12.1		
Other current liabilities	**$ (6.7)**	$ (8.2)	**(8.5)**	(7.6)	**$ (1.8)**	$ (1.3)
Post retirement healthcare and pension benefits	**(187.2)**	(382.2)	**(265.3)**	(152.4)	**(140.1)**	(137.5)
Net liability	**$ (193.9)**	$ (390.4)	**$ (264.0)**	$ (147.9)	**$ (141.9)**	$ (138.8)
Amounts recognized in Accumulated Other Comprehensive Loss:						
Unrecognized net actuarial loss	**$ 532.8**	$ 546.4	**$ 121.1**	$ 26.9	**$ 22.9**	$ 31.0
Unrecognized net prior service costs (benefits)	**2.6**	3.1	**1.6**	0.1	**(0.1)**	(6.6)
Tax benefit	**(207.5)**	(212.9)	**(37.4)**	(10.3)	**(9.9)**	(13.0)
Accumulated other comprehensive loss, net of tax	**$ 327.9**	$ 336.6	**$ 85.3**	$ 16.7	**$ 12.9**	$ 11.4
Change in Accumulated Other Comprehensive Loss:						
Amortization of net actuarial loss	**$ (15.9)**		**$ (2.1)**		**$ (4.3)**	
Amortization of prior service benefits (costs)	**(0.5)**		**(0.3)**		**6.5**	
Current period net actuarial loss (gain)	**2.3**		**86.2**		**(3.8)**	
Current period prior service costs			**1.6**			
Tax expense (benefit)	**5.4**		**(30.4)**		**3.1**	
Foreign currency translation			**13.6**			
Other comprehensive loss (income)	**$ (8.7)**		**$ 68.6**		**$ 1.5**	

(a) Includes qualified and non-qualified plans

Estimated amounts in accumulated other comprehensive loss expected to be reclassified to net period cost during 2010 are as follows:

MILLIONS	U.S. PENSION(a)	INTERNATIONAL PENSION	U.S. POSTRETIREMENT HEALTH CARE
Net actuarial loss	$ 24.7	$ 4.3	$ 2.0
Net prior service costs/(benefits)	0.5	0.4	(0.4)
Total	$ 25.2	$ 4.7	$ 1.6

(a) Includes qualified and non-qualified plans.

These plans include various U.S., international and postretirement healthcare plans, which are funded consistent with local practices and requirements. These plans also include the U.S. non-qualified pension plan which is not funded. The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

DECEMBER 31 (MILLIONS)	**2009**	2008
Aggregate projected benefit obligation	**$ 519.4**	$1,220.3
Accumulated benefit obligation	**468.7**	1,027.4
Fair value of plan assets	**175.5**	678.7

2008 amounts included the U.S. qualified pension plan. 2009 amounts do not include the U.S. qualified plan because the plan's assets were greater than its accumulated benefit obligation as of December 31, 2009.

Plan Assets

The fair value of plan assets is determined by using a fair value methodology that categorizes the inputs used to measure fair value. The first category is for unadjusted quoted prices in an active market (Level 1). The next category is for values measured using significant observable inputs, such as quoted prices for a similar asset or liability in an active market (Level 2). The last category is for fair value measurements based on significant unobservable inputs (Level 3).

United States

The fair value of the company's U.S. plan assets and the target allocation percentages for its defined benefit pension and postretirement health care benefits plans are as follows:

ASSET CATEGORY	TARGET ASSET ALLOCATION PERCENTAGE		PERCENTAGE OF PLAN ASSETS	
DECEMBER 31 (%)	**2009**	2008	**2009**	2008
Cash	-	-	**10%**	-
Equity securities:				
Large cap equity	**35%**	43%	**40**	42%
Small cap equity	**10**	12	**10**	11
International equity	**13**	15	**12**	14
Fixed income:				
Corporate bonds	**-**	3	**-**	3
Government bonds	**22**	22	**19**	23
Other:				
Real estate	**5**	5	**3**	7
Hedge funds	**6**	-	**6**	-
Private equity	**5**	-	**-**	-
Alternative investments	**4**	-	**-**	-
Total	**100%**	100%	**100%**	100%

MILLIONS	FAIR VALUE AS OF DECEMBER 31, 2009			
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$ 97.5			$ 97.5
Equity securities:				
Large cap equity	366.9			366.9
Small cap equity	88.5			88.5
International equity	110.3			110.3
Fixed income:				
Government bonds	170.8			170.8
Other:				
Real estate		25.1		25.1
Hedge funds			49.3	49.3
Private equity			3.1	3.1
Total	$ 834.0	$ 25.1	$ 52.4	$ 911.5

For those assets that are valued using significant unobservable inputs (level 3), the following is a rollforward of the significant activity for the year:

MILLIONS	HEDGE FUNDS	PRIVATE EQUITY
Beginning balance at December 31, 2008	-	-
Actual return on plan assets		
Unrealized gains (losses)	$ 1.0	$ 1.1
Realized gains (losses)	(0.1)	(0.3)
Purchases, sales or settlements	48.4	2.3
Transfers in and/or out	-	-
Ending balance at December 31, 2009	$ 49.3	$ 3.1

The company is responsible for the valuation process and seeks to obtain quoted market prices for all securities. When quoted market prices are not available, a number of methodologies are used to establish fair value estimates, including discounted cash flow models, prices from recently executed transactions of similar securities or broker/dealer quotes using market observable information to the extent possible. The company reviews the values generated by those models for reasonableness and, in some cases, further analyzes and researches values generated to ensure their accuracy, which includes reviewing other publicly available information.

The company's U.S. investment strategy and policies are designed to maximize the possibility of having sufficient funds to meet the long-term liabilities of the pension fund, while achieving a balance between the goals of asset growth of the plan and keeping risk at a reasonable level. Current income is not a key goal of the plan. The asset allocation position reflects the ability and willingness to accept relatively more short-term variability in the performance of the pension plan portfolio in exchange for the expectation of better long-term returns, lower pension costs and better funded status in the long run.

Since diversification is widely recognized as important to reduce unnecessary risk, the pension fund is diversified across a number of asset classes and securities. Selected individual portfolios within the asset classes may be undiversified while maintaining the diversified nature of total plan assets. The company has no significant concentration of risk in its U.S. plan assets.

International

The fair value of the company's international plans and the allocation of plan assets for its defined benefit pension plans are as follows:

ASSET CATEGORY	PERCENTAGE OF PLAN ASSETS	
	2009	2008
DECEMBER 31 (%)		
Cash	**1%**	
Equity securities:		
International equity	**38**	38%
Fixed income:		
Corporate bonds	**26**	
Government bonds	**15**	
Total fixed income	**41**	42
Other:		
Real estate	**4**	3
Insurance contracts	**16**	14
Other		3
Total	**100%**	100%

MILLIONS	FAIR VALUE AS OF DECEMBER 31, 2009			
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$ 6.0			$ 6.0
Equity securities:				
International equity	114.0			114.0
Fixed income:				
Corporate bonds	77.6			77.6
Government bonds	44.8			44.8
Other:				
Real estate		$ 10.0		10.0
Insurance contracts		47.0		47.0
Total	$ 242.4	$ 57.0		$ 299.4

Assets of funded retirement plans outside the U.S. are managed in each local jurisdiction and asset allocation strategy is set in accordance with local rules, regulations and practice. Therefore, no overall target asset allocation is presented. Although equity securities are all considered international for the company, some equity securities are considered domestic for the local plan. The funds are invested in a variety of equities, bonds and real estate investments and, in some cases, the assets are managed by insurance companies which may offer a guaranteed rate of return. The company has no investments that are level 3 in its international plan assets. The company has no significant concentration of risk in its international plan assets.

Net Periodic Benefit Costs

Pension and postretirement health care benefits expense for the company's operations was:

	U.S. PENSION (a)			INTERNATIONAL PENSION			U.S. POSTRETIREMENT HEALTH CARE		
MILLIONS	**2009**	2008	2007	**2009**	2008	2007	**2009**	2008	2007
Service cost - employee benefits earned during the year	**$ 47.2**	$ 44.7	$ 43.2	**$ 14.9**	$ 20.7	$ 20.3	**$ 2.0**	$ 2.3	$ 2.6
Interest cost on benefit obligation	**59.0**	51.8	47.5	**24.6**	26.1	22.4	**9.5**	9.6	9.6
Expected return on plan assets	**(75.5)**	(70.3)	(65.8)	**(16.4)**	(18.8)	(16.1)	**(1.4)**	(2.5)	(2.5)
Recognition of net actuarial loss	**15.9**	8.9	13.0	**1.6**	1.1	3.2	**4.3**	4.7	7.3
Amortization of prior service cost (benefit)	**0.5**	1.3	2.0	**0.3**	0.4	0.2	**(5.9)**	(6.4)	(6.4)
Curtailment loss				**0.5**		0.4	**0.9**		
Total expense	**$ 47.1**	$ 36.4	$ 39.9	**$ 25.5**	$ 29.5	$ 30.4	**$ 9.4**	$ 7.7	$ 10.6

(a) Includes qualified and non-qualified plans

Plan Assumptions

	U.S. PENSION (a)			INTERNATIONAL PENSION			U.S. POSTRETIREMENT HEALTH CARE		
	2009	2008	2007	**2009**	2008	2007	**2009**	2008	2007
Weighted-average actuarial assumptions used to determine benefit obligations as of year end:									
Discount rate	**5.84%**	6.26%	5.99%	**5.21%**	6.39%	5.34%	**5.84%**	6.26%	5.99%
Projected salary increase	**4.32**	4.32	4.32	**3.38**	3.23	3.25			
Weighted-average actuarial assumptions used to determine net cost:									
Discount rate	**6.26**	5.99	5.79	**5.92**	5.03	4.64	**6.26**	5.99	5.79
Expected return on plan assets	**8.50**	8.75	8.75	**5.48**	5.85	5.87	**8.50%**	8.75%	8.75%
Projected salary increase	**4.32%**	4.32%	4.32%	**3.23%**	3.14%	3.32%			

(a) Includes qualified and non-qualified plans

The expected long-term rate of return used for the U.S. plans is generally based on the pension plan's asset mix. The company considers expected long-term real returns on asset categories, expectations for inflation, and estimates of the impact of active management of the assets in coming to the final rate to use. The company also considers actual historical returns. The expected return on plan assets for the U.S. plans was reduced by 0.25% to 8.50% for 2009 from 8.75% for 2008. This change reflected an assumption at the low end of the expected rate of return range, including a more conservative expectation of the impact of active management.

The expected long-term rate of return used in the company's international plans is determined in each local jurisdiction and is based on the assets held in that jurisdiction, the expected rate of returns for the type of assets held and any guaranteed rate of return provided by the investment.

For postretirement benefit measurement purposes as of December 31, 2009, the annual rates of increase in the per capita cost of covered health care were assumed to be 7.5% (for pre-age 65 retirees) and 8% (for post-age 65 retirees). The rates were assumed to decrease each year until they reach 5% in 2019 for both pre-age 65 retirees and post-age 65 retirees and remain at those levels thereafter. Health care costs which are eligible for subsidy by the company are limited to a maximum 4% annual increase beginning in 1996 for certain employees.

Assumed health care cost trend rates have a significant effect on the amounts reported for the company's U.S. postretirement health care benefits plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

MILLIONS	1-PERCENTAGE POINT INCREASE	1-PERCENTAGE POINT DECREASE
Effect on total of service and interest cost components	$ 0.6	$ (0.5)
Effect on postretirement benefit obligation	9.1	(7.8)

Amendments

During 2004, the American Jobs Creation Act of 2004 (the "Act") added a new Section 409A to the Internal Revenue Code (the "Code") which significantly changed the federal tax law applicable to amounts deferred after December 31, 2004 under non-qualified deferred compensation plans. In December 2004 the company amended the Supplemental Executive Retirement Plan ("SERP") and the Mirror Pension Plan to (1) allow amounts deferred prior to January 1, 2005 to qualify for "grandfathered" status and to continue to be governed by the law applicable to nonqualified deferred compensation prior to the Act, and (2) temporarily freeze benefits as of December 31, 2004 due to the uncertainty regarding the effect of the Act on such benefits. The Secretary of Treasury and the Internal Revenue Service issued final regulations with respect to the provisions of the Act in April 2007 and final amendments to comply with the Act were adopted by the company prior to the end of 2008. The final amendments restored benefits retroactive to January 1, 2005 and otherwise made changes to ensure compliance with Code Section 409A for post 2004 benefit accruals. Additionally, the company made minor amendments to the Non-Employee Director Stock Option and Deferred Compensation Plan and Mirror Savings Plan to allow for compliance with Code Section 409A. These amendments did not impact the company's reported results of operations or financial position.

Cash Flows

As of year-end 2009, the company's estimate of benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter for the company's pension and postretirement health care benefit plans are as follows:

MILLIONS	ALL PLANS	MEDICARE SUBSIDY RECEIPTS
2010	$ 72	$ 1
2011	74	1
2012	86	1
2013	86	1
2014	94	1
2015-2019	595	9

The company's funding policy for the U.S. pension plan is to achieve and maintain a return on assets that meets the long-term funding requirements identified by the projections of the pension plan's actuaries while simultaneously satisfying the fiduciary responsibilities prescribed in ERISA. The company also takes into consideration the tax deductibility of contributions to the benefit plans. The company is in compliance with all funding requirements of its U.S. pension and postretirement health care plans. Certain international pension benefit plans are required to be funded in accordance with local government requirements. The company estimates that it will contribute approximately $28 million to the international pension benefit plans during 2010.

The company is not aware of any expected refunds of plan assets within the next 12 months from any of its existing U.S. or international pension or postretirement benefit plans.

Savings Plan and ESOP

The company provides a 401(k) savings plan for substantially all U.S. employees. Employee before-tax contributions of up to 3% of eligible compensation are matched 100% by the company and employee before-tax contributions between 3% and 5% of eligible compensation are matched 50% by the company. The company's matching contributions are 100% vested immediately. Effective January 1, 2009, the plan was amended to allow the company's matching contributions to be invested in the same investment funds as employee before tax contributions. Prior to 2009, the company's matching contributions were invested in Ecolab common stock and employees were allowed to immediately re-allocate to other investment funds within the plan. The company's contributions amounted to $22 million in 2009, $23 million in 2008 and $20 million in 2007.

16. OPERATING SEGMENTS

The company's twelve operating segments have been aggregated into three reportable segments.

The "U.S. Cleaning & Sanitizing" reportable segment provides cleaning and sanitizing products to U.S. markets through its Institutional, Food & Beverage, Kay, Textile Care, Healthcare and Vehicle Care operating segments. These operating segments exhibit similar products, manufacturing processes, customers, distribution methods and economic characteristics.

The "U.S. Other Services" reportable segment includes all other U.S. operations of the company. This segment provides pest elimination and kitchen equipment repair and maintenance through its Pest Elimination and GCS Service operating segments, respectively. These two operating segments are primarily fee for service businesses. Since the primary focus of these businesses is service, they have not been combined with the company's "U.S. Cleaning & Sanitizing" reportable segment. These operating segments are combined and disclosed as an "all other" category. Total service revenue for this segment was $381 million, $395 million and $371 million for 2009, 2008 and 2007, respectively.

The company's "International" reportable segment includes four operating segments; Europe/Middle East/Africa (EMEA), Asia Pacific, Latin America and Canada. These segments provide cleaning and sanitizing products as well as pest elimination service. International operations are managed by geographic region and exhibit similar products, manufacturing processes, customers, distribution methods and economic characteristics. Total service revenue, at public rates, for international pest elimination was $171 million, $186 million and $193 million for 2009, 2008 and 2007, respectively.

The company evaluates the performance of its International operations based on fixed currency exchange rates. The difference between the fixed currency exchange rates and the actual currency exchange rates is reported as "foreign currency translation" in operating segment reporting. All other accounting policies of the reportable segments are consistent with accounting principles generally accepted in the United States of America and the accounting policies of the company described in Note 2. The profitability of the company's operating segments is evaluated by management based on operating income.

Consistent with the company's internal management reporting, corporate operating income (loss) for 2009, 2008, 2007 includes $67.1 million, $25.9 million and $19.7 million, respectively, of special gains and charges included on the Consolidated Statement of Income as well as investments the company is making in business systems and the company's business structure. Corporate assets are principally cash and cash equivalents and deferred taxes.

The company has two classes of products within its U.S. Cleaning & Sanitizing and International operations which comprise 10% or more of consolidated net sales. Sales of warewashing products were approximately 19%, 19% and 20% of consolidated net sales in 2009, 2008 and 2007, respectively. Sales of laundry products were approximately 11%, 11% and 10% of consolidated net sales in 2009, 2008 and 2007, respectively.

Property, plant and equipment, net, of the company's U.S. and International operations were as follows:

DECEMBER 31 (MILLIONS)	**2009**	2008
United States	**$ 778.5**	$ 782.5
International	**397.7**	352.7
Consolidated	**$ 1,176.2**	$ 1,135.2

Financial information for each of the company's reportable segments is as follows:

MILLIONS	U.S. CLEANING & SANITIZING	U.S. OTHER SERVICES	TOTAL U.S.	INTERNATIONAL	FOREIGN CURRENCY TRANSLATION	CORPORATE	CONSOLIDATED
NET SALES							
2009	**$ 2,663.3**	**$ 449.4**	**$ 3,112.7**	**$ 2,674.9**	**$ 113.0**		**$ 5,900.6**
2008	2,660.8	469.3	3,130.1	2,650.7	356.7		6,137.5
2007	2,351.4	449.9	2,801.3	2,491.6	176.7		5,469.6
OPERATING INCOME (LOSS)							
2009	**495.2**	**65.7**	**560.9**	**209.0**	**15.3**	**$ (103.9)**	**681.3**
2008	430.2	51.8	482.0	236.2	49.7	(55.1)	712.8
2007	394.0	40.7	434.7	247.3	27.4	(40.4)	669.0
DEPRECIATION & AMORTIZATION							
2009	**193.5**	**6.4**	**199.9**	**134.3**			**334.2**
2008	184.3	6.2	190.5	144.2			334.7
2007	153.4	6.1	159.5	132.4			291.9
CAPITAL EXPENDITURES (INCLUDING CAPITALIZED SOFTWARE)							
2009	**184.6**	**4.0**	**188.6**	**108.7**			**297.3**
2008	251.1	4.4	255.5	139.0			394.5
2007	216.5	11.8	228.3	133.2			361.5
TOTAL ASSETS							
2009	**1,999.2**	**199.2**	**2,198.4**	**2,525.4**		**297.1**	**5,020.9**
2008	2,029.4	205.3	2,234.7	2,202.9		319.3	4,756.9

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

MILLIONS, EXCEPT PER SHARE	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
2009					
Net sales					
U.S. Cleaning & Sanitizing	**$ 622.9**	**$ 671.1**	**$ 693.2**	**$ 676.1**	**$ 2,663.3**
U.S. Other Services	**107.1**	**115.3**	**117.6**	**109.4**	**449.4**
International	**625.0**	**656.4**	**692.0**	**701.5**	**2,674.9**
Effect of foreign currency translation	**(6.8)**	**(1.3)**	**43.6**	**77.5**	**113.0**
Total	**1,348.2**	**1,441.5**	**1,546.4**	**1,564.5**	**5,900.6**
Cost of sales	**707.9**	**725.1**	**763.9**	**781.1**	**2,978.0**
Selling, general and administrative expenses	**516.3**	**526.4**	**554.1**	**577.4**	**2,174.2**
Special (gains) and charges	**26.5**	**25.0**	**5.4**	**10.2**	**67.1**
Operating income					
U.S. Cleaning & Sanitizing	**102.6**	**126.3**	**141.1**	**125.2**	**495.2**
U.S. Other Services	**13.2**	**18.3**	**18.4**	**15.8**	**65.7**
International	**21.6**	**51.9**	**71.0**	**64.5**	**209.0**
Corporate	**(39.1)**	**(31.7)**	**(13.2)**	**(19.9)**	**(103.9)**
Effect of foreign currency translation	**(0.8)**	**0.2**	**5.7**	**10.2**	**15.3**
Total	**97.5**	**165.0**	**223.0**	**195.8**	**681.3**
Interest expense, net	**15.8**	**15.2**	**15.1**	**15.1**	**61.2**
Income before income taxes	**81.7**	**149.8**	**207.9**	**180.7**	**620.1**
Provision for income taxes	**24.0**	**50.3**	**62.7**	**64.4**	**201.4**
Net income including noncontrolling interest	**57.7**	**99.5**	**145.2**	**116.3**	**418.7**
Less: Net income attributable to noncontrolling interest	**0.3**	**0.4**	**0.2**	**0.5**	**1.4**
Net income attributable to Ecolab	**$ 57.4**	**$ 99.1**	**$ 145.0**	**$ 115.8**	**$ 417.3**
Net income attributable to Ecolab per common share					
Basic	**$ 0.24**	**$ 0.42**	**$ 0.61**	**$ 0.49**	**$ 1.76**
Diluted	**$ 0.24**	**$ 0.41**	**$ 0.60**	**$ 0.48**	**$ 1.74**
Weighted-average common shares outstanding					
Basic	**236.1**	**236.5**	**237.0**	**237.1**	**236.7**
Diluted	**238.1**	**239.5**	**240.6**	**241.3**	**239.9**
2008					
Net sales					
U.S. Cleaning & Sanitizing	$ 653.4	$ 663.7	$ 695.5	$ 648.2	$ 2,660.8
U.S. Other Services	110.4	120.9	124.7	113.3	469.3
International	609.0	660.2	684.1	697.4	2,650.7
Effect of foreign currency translation	85.1	125.2	122.0	24.4	356.7
Total	1,457.9	1,570.0	1,626.3	1,483.3	6,137.5
Cost of sales	738.3	798.8	834.3	770.2	3,141.6
Selling, general and administrative expenses	557.0	580.0	578.8	541.4	2,257.2
Special (gains) and charges	1.9	(19.3)	11.8	31.5	25.9
Operating income					
U.S. Cleaning & Sanitizing	105.2	107.2	120.4	97.4	430.2
U.S. Other Services	7.0	13.0	17.9	13.9	51.8
International	45.2	62.8	66.7	61.5	236.2
Corporate	(6.8)	9.9	(19.4)	(38.8)	(55.1)
Effect of foreign currency translation	10.1	17.6	15.8	6.2	49.7
Total	160.7	210.5	201.4	140.2	712.8
Interest expense, net	14.8	15.3	16.0	15.5	61.6
Income before income taxes	145.9	195.2	185.4	124.7	651.2
Provision for income taxes	42.8	56.2	59.5	44.3	202.8
Net income including noncontrolling interest	103.1	139.0	125.9	80.4	448.4
Less: Net income (loss) attributable to noncontrolling interest	0.2	-	(0.3)	0.4	0.3
Net income attributable to Ecolab	$ 102.9	$ 139.0	$ 126.2	$ 80.0	$ 448.1
Net income attributable to Ecolab per common share					
Basic	$ 0.42	$ 0.56	$ 0.51	$ 0.33	$ 1.83
Diluted	$ 0.41	$ 0.55	$ 0.50	$ 0.33	$ 1.80
Weighted-average common shares outstanding					
Basic	247.0	247.1	247.5	239.9	245.4
Diluted	251.5	251.4	251.8	242.9	249.3

Per share amounts do not necessarily sum due to changes in the calculation of shares outstanding for each discrete period and rounding.

REPORTS OF MANAGEMENT

To our Shareholders:

Management's Responsibility for Financial Statements

Management is responsible for the integrity and objectivity of the consolidated financial statements. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, accordingly, include certain amounts based on management's best estimates and judgments.

The Board of Directors, acting through its Audit Committee composed solely of independent directors, is responsible for determining that management fulfills its responsibilities in the preparation of financial statements and maintains financial control of operations. The Audit Committee recommends to the Board of Directors the appointment of the company's independent registered public accounting firm, subject to ratification by the shareholders. It meets regularly with management, the internal auditors and the independent registered public accounting firm.

The independent registered public accounting firm has audited the consolidated financial statements included in this annual report and have expressed their opinion regarding whether these consolidated financial statements present fairly in all material respects our financial position and results of operation and cash flows as stated in their report presented separately herein.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, an evaluation of the design and operating effectiveness of internal control over financial reporting was conducted based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under the framework in Internal Control - Integrated Framework, management concluded that internal control over financial reporting was effective as of December 31, 2009.

The company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the company's internal control over financial reporting as of December 31, 2009 as stated in their report which is included herein.

Douglas M. Baker, Jr.
Chairman of the Board,
President and Chief Executive Officer

Steven L. Fritze
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Ecolab Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Ecolab Inc. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 26, 2010

Summary Operating and Financial Data

DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AND EMPLOYEES)	2009	2008	2007	2006
OPERATIONS				
Net sales				
United States	$ 3,112.7	$ 3,130.1	$ 2,801.3	$ 2,562.8
International (at average rates of currency exchange during the year)	2,787.9	3,007.4	2,668.3	2,333.0
Total	5,900.6	6,137.5	5,469.6	4,895.8
Cost of sales (including special (gains) and charges of $12.6 in 2009, $(0.1) in 2004, $(0.1) in 2003, $9.0 in 2002, $(0.6) in 2001 and $1.9 in 2000)	2,978.0	3,141.6	2,691.7	2,416.1
Selling, general and administrative expenses	2,174.2	2,257.2	2,089.2	1,866.7
Special (gains) and charges	67.1	25.9	19.7	
Operating income	681.3	712.8	669.0	613.0
Gain on sale of equity investment				
Interest expense, net	61.2	61.6	51.0	44.4
Income from continuing operations before income taxes, equity earnings and changes in accounting principle	620.1	651.2	618.0	568.6
Provision for income taxes	201.4	202.8	189.1	198.6
Equity in earnings of Henkel-Ecolab				
Income from continuing operations	418.7	448.4	428.9	370.0
Gain from discontinued operations				
Changes in accounting principle				
Net income including noncontrolling interest	418.7	448.4	428.9	370.0
Less: Net income attributable to noncontrolling interest	1.4	0.3	1.7	1.4
Net income attributable to Ecolab	417.3	448.1	427.2	368.6
Goodwill amortization adjustment				
Net income excluding goodwill amortization	$ 417.3	$ 448.1	$ 427.2	$ 368.6
Net income attributable to Ecolab per common share, as reported				
Basic - continuing operations	$ 1.76	$ 1.83	$ 1.73	$ 1.46
Basic - net income	1.76	1.83	1.73	1.46
Diluted - continuing operations	1.74	1.80	1.70	1.43
Diluted - net income	1.74	1.80	1.70	1.43
Net income excluding goodwill amortization per common share				
Basic - continuing operations	1.76	1.83	1.73	1.46
Basic - net income	1.76	1.83	1.73	1.46
Diluted - continuing operations	1.74	1.80	1.70	1.43
Diluted - net income	$ 1.74	$ 1.80	$ 1.70	$ 1.43
Weighted-average common shares outstanding - basic	236.7	245.4	246.8	252.1
Weighted-average common shares outstanding - diluted	239.9	249.3	251.8	257.1
SELECTED INCOME STATEMENT RATIOS				
Gross profit	49.5%	48.8%	50.8%	50.7%
Selling, general and administrative expenses	36.8	36.8	38.2	38.1
Operating income	11.5	11.6	12.2	12.5
Income from continuing operations before income taxes	10.5	10.6	11.3	11.6
Income from continuing operations	7.1	7.3	7.8	7.6
Effective income tax rate	32.5%	31.1%	30.6%	34.9%
FINANCIAL POSITION				
Current assets	$ 1,814.2	$ 1,691.1	$ 1,717.3	$ 1,853.6
Property, plant and equipment, net	1,176.2	1,135.2	1,083.4	951.6
Investment in Henkel-Ecolab				
Goodwill, intangible and other assets	2,030.5	1,930.6	1,922.1	1,614.2
Total assets	$ 5,020.9	$ 4,756.9	$ 4,722.8	$ 4,419.4
Current liabilities	$ 1,250.2	$ 1,441.9	$ 1,518.3	$ 1,502.8
Long-term debt	868.8	799.3	599.9	557.1
Postretirement health care and pension benefits	603.7	680.2	418.5	420.2
Other liabilities	288.6	256.5	243.2	252.7
Ecolab shareholders' equity	2,000.9	1,571.6	1,935.7	1,680.2
Noncontrolling interest	8.7	7.4	7.2	6.4
Total equity	2,009.6	1,579.0	1,942.9	1,686.6
Total liabilities and equity	$ 5,020.9	$ 4,756.9	$ 4,722.8	$ 4,419.4
SELECTED CASH FLOW INFORMATION				
Cash provided by operating activities	$ 695.0	$ 753.2	$ 797.6	$ 627.6
Depreciation and amortization	334.3	334.7	291.9	268.6
Capital expenditures	252.5	326.7	306.5	287.9
Cash dividends declared per common share	$ 0.5750	$ 0.5300	$ 0.4750	$ 0.4150
SELECTED FINANCIAL MEASURES/OTHER				
Total debt	$ 967.3	$ 1,138.2	$ 1,003.4	$ 1,066.1
Total debt to capitalization	32.5%	41.9%	34.1%	38.7%
Book value per common share	$ 8.46	$ 6.65	$ 7.84	$ 6.69
Return on beginning equity	26.6%	23.1%	25.4%	22.4%
Dividends per share/diluted net income per common share	33.1%	29.4%	27.9%	29.0%
Net interest coverage	11.1	11.6	13.1	13.8
Year end market capitalization	$ 10,547.4	$ 8,301.7	$ 12,639.9	$ 11,360.4
Annual common stock price range	$ 47.88-29.27	$ 52.35-29.56	$ 52.78-37.01	$ 46.40-33.64
Number of employees	25,931	26,568	26,052	23,130

Results for 2008 through 1999 have been restated to reflect the retroactive application of ASC 810 *Consolidation*. Property, plant and equipment amounts for the years 2005 through 1999 have been restated to include capital software which was previously classified in other assets. Results for 2004 through 1999 have been restated to reflect the effect of retroactive application of ASC 718 *Compensation - Stock Compensation*. The former Henkel-Ecolab joint venture is included as a consolidated subsidiary

2005	2004	2003	2002	2001	2000	1999
$ 2,327.4	$ 2,135.7	$ 2,014.8	$ 1,923.5	$ 1,821.9	$ 1,746.7	$ 1,605.4
2,207.4	2,049.3	1,747.0	1,480.1	498.8	484.0	444.4
4,534.8	4,185.0	3,761.8	3,403.6	2,320.7	2,230.7	2,049.8
2,248.8	2,033.5	1,846.6	1,688.7	1,121.1	1,056.9	963.9
1,743.0	1,656.1	1,458.7	1,302.9	896.4	862.4	803.0
	4.5	0.4	37.0	0.8	(20.7)	
543.0	490.9	456.1	375.0	302.4	332.1	282.9
		11.1				
44.2	45.3	45.3	43.9	28.4	24.6	22.7
498.8	445.6	421.9	331.1	274.0	307.5	260.2
178.7	161.9	160.2	131.3	110.5	124.4	106.4
				15.8	19.5	18.3
320.1	283.7	261.7	199.8	179.3	202.6	172.1
			1.9			
			(4.0)		(2.5)	
320.1	283.7	261.7	197.7	179.3	200.1	172.1
0.6	1.0	1.1	1.4	1.8	1.7	1.4
319.5	282.7	260.6	196.3	177.5	198.4	170.7
				18.5	17.8	16.6
$ 319.5	$ 282.7	$ 260.6	$ 196.3	$ 196.0	$ 216.2	$ 187.3
$ 1.25	$ 1.10	$ 1.00	$ 0.77	$ 0.70	$ 0.79	$ 0.66
1.25	1.10	1.00	0.76	0.70	0.78	0.66
1.23	1.09	0.99	0.76	0.68	0.76	0.63
1.23	1.09	0.99	0.75	0.68	0.75	0.63
1.25	1.10	1.00	0.77	0.77	0.86	0.72
1.25	1.10	1.00	0.76	0.77	0.85	0.72
1.23	1.09	0.99	0.76	0.75	0.83	0.70
$ 1.23	$ 1.09	$ 0.99	$ 0.75	$ 0.75	$ 0.82	$ 0.70
255.7	257.6	259.5	258.2	254.8	255.5	259.1
260.1	260.4	262.7	261.6	259.9	263.9	268.8
50.4%	51.4%	50.9%	50.4%	51.7%	52.6%	53.0%
38.4	39.6	38.8	38.3	38.6	38.7	39.2
12.0	11.7	12.1	11.0	13.0	14.9	13.8
11.0	10.6	11.2	9.7	11.8	13.8	12.7
7.1	6.8	7.0	5.9	7.7	9.1	8.4
35.8%	36.3%	38.0%	39.7%	40.3%	40.5%	40.9%
$ 1,421.7	$ 1,279.1	$ 1,150.3	$ 1,015.9	$ 929.6	$ 600.6	$ 577.3
868.0	867.0	769.1	716.1	668.4	512.6	454.4
					199.6	219.0
1,506.9	1,570.1	1,309.5	1,133.9	943.4	411.9	342.0
$ 3,796.6	$ 3,716.2	$ 3,228.9	$ 2,865.9	$ 2,541.4	$ 1,724.7	$ 1,592.7
$ 1,119.4	$ 939.6	$ 851.9	$ 853.8	$ 828.0	$ 532.0	$ 470.7
519.4	645.5	604.4	539.7	512.3	234.4	169.0
302.0	270.9	249.9	207.6	183.3	117.8	97.5
201.7	257.3	195.9	140.5	117.4	68.9	84.0
1,649.2	1,598.1	1,321.1	1,119.8	896.7	767.7	768.8
4.9	4.8	5.7	4.5	3.7	3.9	2.7
1,654.1	1,602.9	1,326.8	1,124.3	900.4	771.6	771.5
$ 3,796.6	$ 3,716.2	$ 3,228.9	$ 2,865.9	$ 2,541.4	$ 1,724.7	$ 1,592.7
$ 590.1	$ 570.9	$ 523.9	$ 412.7	$ 358.5	$ 309.8	$ 290.1
256.9	247.0	228.1	220.6	158.8	143.2	129.2
268.8	275.9	212.0	212.8	157.9	150.0	145.6
$ 0.3625	$ 0.3275	$ 0.2975	$ 0.2750	$ 0.2625	$ 0.2450	$ 0.2175
$ 746.3	$ 701.6	$ 674.6	$ 699.8	$ 745.7	$ 371.0	$ 281.1
31.1%	30.4%	33.7%	38.4%	45.3%	32.6%	26.7%
$ 6.49	$ 6.21	$ 5.13	$ 4.31	$ 3.51	$ 3.02	$ 2.97
20.0%	21.4%	23.3%	21.9%	23.1%	25.8%	24.6%
29.5%	30.0%	30.1%	36.7%	38.6%	32.7%	34.5%
12.3	10.8	10.1	8.5	10.6	13.5	12.5
$ 9,217.8	$ 9,047.5	$ 7,045.5	$ 6,432.0	$ 5,148.0	$ 5,492.1	$ 5,063.4
$ 37.15-30.68	$ 35.59-26.12	$ 27.92-23.08	$ 25.20-18.27	$ 22.10-14.25	$ 22.85-14.00	$ 22.22-15.85
22,404	21,338	20,826	20,417	19,326	14,250	12,870

effective November 30, 2001. Net income excluding goodwill amortization for 2001 through 1999 reflect the pro forma effect of the discontinuance of the amortization of goodwill as if ASC 350 *Intangibles - Goodwill and Other* had been in effect since January 1, 1999. This non-GAAP measure is used to provide comparability of the company's net income results. All per share, shares outstanding and market price data reflect the two-for-one stock splits declared in 2003. Return on beginning equity is net income attributable to Ecolab divided by beginning Ecolab shareholders' equity.

INVESTOR INFORMATION

Annual Meeting

Ecolab's annual meeting of stockholders will be held on Thursday, May 6, 2010, at 10 a.m. in the McKnight Theatre of The Ordway Center for The Performing Arts, 345 Washington St., St. Paul, MN 55102.

Common Stock

Stock trading symbol ECL. Ecolab common stock is listed and traded on the New York Stock Exchange (NYSE). Ecolab stock is also traded on an unlisted basis on certain other exchanges. Options are traded on the NYSE.

Ecolab common stock is included in the S&P 500 Materials sector of the Global Industry Classification Standard.

As of February 1, 2010, Ecolab had 5,041 shareholders of record. The closing stock price on February 1, 2010, was $44.37 per share.

Dividend Policy

Ecolab has paid common stock dividends for 73 consecutive years. Quarterly cash dividends are typically paid on the 15th of January, April, July and October.

Dividend Reinvestment Plan

Stockholders of record may elect to reinvest their dividends. Plan participants may also elect to purchase Ecolab common stock through this service.

To enroll in the plan, stockholders may contact the plan sponsor, Computershare, for a brochure and enrollment form.

Governance

Disclosures concerning our board of directors' policies, governance principles and corporate ethics practices, including our Code of Conduct, are available online at www.ecolab.com/investor/governance

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
225 South Sixth Street
Minneapolis, MN 55402

Investor Inquiries

Securities analysts, portfolio managers and representatives of financial institutions seeking information regarding Ecolab may contact:

Michael J. Monahan, Vice President
External Relations
Telephone: 651.293.2809
Email: financial.info@ecolab.com

Investment Performance

The following chart assumes investment of $100 in Ecolab Common Stock, the Standard & Poor's 500 Index and the Standard & Poor's 500 Materials Index on January 1, 2005, and daily reinvestment of all dividends.


200
150
100
50
0
DOLLARS
2004
2005
2006
2007
2008
2009
Ecolab Inc.
S&P 500 Index
S&P 500 Materials Index

Investor Resources

SEC Filings: Copies of Ecolab's Form 10-K, 10-Q and 8-K reports as filed with the Securities and Exchange Commission are available free of charge. These documents may be obtained on our website at www.ecolab.com/investor promptly after such reports are filed with, or furnished to, the SEC, or by contacting:

Ecolab Inc.
Attn: Corporate Secretary
370 Wabasha Street North
St. Paul, MN 55102
Email: investor.info@ecolab.com

Transfer Agent, Registrar and Dividend Paying Agent

Stockholders of record may contact the transfer agent, Computershare Trust Company, N.A., to request assistance with a change of address, transfer of share ownership, replacement of lost stock certificates, dividend payment or tax reporting issues. If your Ecolab stock is held in a bank or brokerage account, please contact your bank or broker for assistance.

Courier Address:

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021

General Correspondence and Dividend Reinvestment Plan Correspondence:

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

Website:
www.computershare.com/ecolab

Email: web.queries@computershare.com, or use the online form at www.computershare.com/contactus

Telephone:
312.360.5203; or 1.800.322.8325

Hearing Impaired: 312.588.4110

Computershare provides telephone assistance to stockholders Monday through Friday from 8 a.m. to 6 p.m. (Eastern Time). Around-the-clock service is also available online and to callers using touch-tone telephones.

Reduce, Re-use, Recycle

If you received multiple copies of this report, you may have duplicate investment accounts. Help save resources. Please contact your broker or the transfer agent to request assistance with consolidating any duplicate accounts.

BOARD OF DIRECTORS

Douglas M. Baker, Jr.
Chairman of the Board, President and Chief Executive Officer, Ecolab Inc., Director since 2004

Barbara J. Beck
Executive Vice President, Manpower Inc. (employment services industry), Director since 2008, Compensation and Finance Committees

Leslie S. Biller
Chief Executive Officer of Greendale Capital, LLC (private investment and advisory firm), Director since 1997, Compensation and Finance* Committees

Richard U. De Schutter
Retired Chairman and Chief Executive Officer, DuPont Pharmaceutical Company (drug manufacturer), Director since 2004, Audit and Governance Committees

Jerry A. Grundhofer
Chairman Emeritus and retired Chairman of the Board, US Bancorp (financial services holding company), Director since 1999, Compensation* and Finance Committees

Joel W. Johnson
Retired Chairman and Chief Executive Officer, Hormel Foods Corporation (food products), Director since 1996, Audit* and Governance Committees

Jerry W. Levin
Chairman and Chief Executive Officer, Wilton Brands Inc. (consumer products), Director since 1992, Compensation and Governance* Committees

Robert L. Lumpkins
Chairman of the Board, The Mosaic Company (crop and animal nutrition products and services), Director since 1999, Audit and Governance Committees

C. Scott O'Hara
Executive Vice President, H.J. Heinz Company (food products), Director since 2009, Audit and Finance Committees

Beth M. Pritchard
Retired President and Chief Executive Officer, Dean & Deluca, Inc. (gourmet and specialty foods), Director since 2004, Compensation and Finance Committees

Victoria J. Reich
Senior Vice President and Chief Financial Officer, United Stationers Inc. (wholesale distributor of business products), Director since 2009, Audit and Finance Committees

John J. Zillmer
Chief Executive Officer, Univar USA, Inc. (industrial chemicals and related specialty services), Director since 2006, Audit and Governance Committees

*Denotes committee chair

COMMUNICATION WITH DIRECTORS

Stakeholders and other interested parties, including our investors and employees, with substantive matters requiring the attention of our board (e.g., governance issues or potential accounting, control or auditing irregularities) may use the contact information for our board located on our website at www.ecolab.com/investor/governance

In addition to online communication, interested parties may direct correspondence to our board at:

Ecolab Inc.
Attn: Corporate Secretary
370 Wabasha Street North
St. Paul, MN 55102

Other Communication
Matters not requiring the direct attention of our board - such as employment inquiries, sales solicitations, questions about our products and other such matters - should be submitted to the company's management at our St. Paul headquarters, or online at www.ecolab.com/contact/frmcontact.asp

CORPORATE OFFICERS

Douglas M. Baker, Jr.
Chairman of the Board,
President and Chief Executive Officer

Christophe Beck
Executive Vice President -
Institutional North America

Lawrence T. Bell
General Counsel and Secretary

Larry L. Berger
Senior Vice President and Chief Technical Officer

Angela M. Busch
Vice President -
Corporate Development

James W. Chamberlain
Senior Vice President and General Manager -
Institutional Foodservice Division

Ching-Meng Chew
Vice President and Treasurer

John J. Corkrean
Vice President and Corporate Controller

Tracy J. Crocker
Senior Vice President and General Manager -
Institutional North America
Hospitality, Healthcare and Commercial Business

Steven L. Fritze
Chief Financial Officer

Robert K. Gifford
Senior Vice President -
Global Supply Chain

Thomas W. Handley
President - Global Food & Beverage

Michael A. Hickey
Executive Vice President -
Service Sector

Derrick A. Johns
Senior Vice President -
Institutional Field Sales

Phillip J. Mason
President - International Sector

Judy M. McNamara
Vice President - Tax

Michael L. Meyer
Senior Vice President -
Human Resources

James A. Miller
President - Specialty, Industrial & Services

Susan K. Nestegard
President - Global Healthcare Sector

Thomas W. Schnack
Executive Vice President and General Manager -
Food & Beverage and Water Care North America

Robert J. Sherwood
Senior Vice President -
Institutional Global/Corporate Accounts

Robert P. Tabb
Vice President and Chief Information Officer

James H. White
President - EMEA Sector



Healthy people make for healthy business.

Businesses of all types faced plenty of challenges this past year. The last thing they needed was the flu pandemic affecting the health of their bottom line. Fortunately, Ecolab was ready with a major supply of disinfectants, detergents and hand sanitizers. Our products went a long way toward keeping people working and consumers out and about. Because nobody likes to catch the flu, and businesses are no different.

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC
www.fsc.org Cert no. SW-COC-003599
10%

Ecolab Inc. Worldwide Headquarters
370 Wabasha Street North St. Paul, Minnesota 55102 www.ecolab.com 1.800.2.ECOLAB
 41444/0800/0210